2008 ANNUAL REPORT

Naugatuck Valley
FINANCIAL CORPORATION

Naugatuck Valley
FINANCIAL CORPORATION

Dear Stockholders,

In the face of significant global economic challenges we are pleased to report continued strong core results for Naugatuck Valley Financial Corporation in 2008.

Throughout the world decreasing asset values caused by the subprime mortgage crisis and the resulting reduction in economic activity has negatively affected the operating results and capital strength of many formerly highly regarded corporations. The list of corporations affected include, but also go well beyond, the financial services industry.

As the economy expanded rapidly over the past decade, our adherence to conservative banking standards has allowed us to maintain strong asset quality and grow core earnings. This has enabled Naugatuck Valley Financial Corporation to remain well capitalized. In turn our capital strength has allowed us to withstand a write-down totaling $3.4 million in an investment in Fannie Mae without falling below well capitalized standards.

During 2008 we grew assets by $73 million and loans increased $72 million. This increase in loans was funded by a $42 million increase in deposits combined with a $34 million increase in effectively priced borrowings. Operations in 2008 produced a net loss of $312,000 after the Fannie Mae write-down and related tax effects. However core earnings before the Fannie Mae write-down increased 37% to $2 million compared to $1.4 million in 2007. The progress we made in 2008 was a result of the support of our loyal customers and the efforts of our dedicated staff and Board.

We opened a new branch office in 2008, taking advantage of a competitor's branch closing in the Heritage Village section of Southbury, CT. We also increased customer convenience by making significant upgrades to our internet banking site, including new services that provide for online opening of deposit accounts and loan applications.

I would like to recognize the contributions of Ronald D. Lengyel as he retires from the Board after 49 years of service to the Bank as President and CEO and Chairman of the Board. Ron's vision and skills have been an important ingredient in the success of Naugatuck Valley Savings and Loan, and Naugatuck Valley Financial Corporation. We look forward to Ron's continued contributions as a Director Emeritus.

We fully expect economic challenges to continue in 2009 and beyond. However, we are extremely confident that our capital, asset quality and strategic plan will allow us to continue to face these challenges and take advantage of the opportunities that lie ahead.

We value the continued support of our stockholders.

Sincerely Yours,

John C. Roman
President and CEO

CONTENTS

NAUGATUCK VALLEY FINANCIAL CORPORATION

Naugatuck Valley Financial Corporation, headquartered in Naugatuck, Connecticut, is the holding company for Naugatuck Valley Savings and Loan. A majority of the outstanding shares of Naugatuck Valley Financial's common stock is owned by Naugatuck Valley Mutual Holding Company, the mutual holding company for Naugatuck Valley Savings. Naugatuck Valley Savings operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its ten full-service banking offices in the Greater Naugatuck Valley Region of southwestern Connecticut.

Naugatuck Valley
FINANCIAL CORPORATION

Dear Stockholders,

As I approach retirement from the Board of Directors, I would like to say that I have been honored to have been associated with Naugatuck Valley Financial Corporation and Naugatuck Valley Savings and Loan for the past 49 years. I am proud of the bank and my part in its success.

When I joined the bank in 1960 assets totaled $7 million and we had 6 employees. We operated out of an 1,100 square foot store front on Maple Street. Our product offerings consisted of a savings passbook and a fixed rate mortgage. We were focused on providing a safe place for people of ordinary means to save and obtain the financing needed to achieve the dream of home ownership.

In 1970 I became the managing officer of the bank. At that time assets were $16 million and we employed 14 persons. Three years later we opened our first branch office on the east side of Naugatuck. By 1999 we had grown to $165 million in assets and 40 employees. I retired in 1999 and became Chairman of the Board.

Over the past 10 years we have continued to grow. In 2004 we formed our Mutual Holding Company and became partially publicly owned. We now operate 10 offices and our assets exceed $500 million.

The success of the bank would not have been possible if not for the dedication of the Directors, Officers and Staff of the Bank and I thank them all. Most of all I would like to thank my family, and especially my wife Barbara for her patience throughout the years.

Having built a solid foundation, the future is bright for Naugatuck Valley Savings and Loan. I look forward to continuing to provide guidance to the Board and the Bank Officers as a Director Emeritus.

Sincerely,

Ronald D. Lengyel

Ronald D. Lengyel
Chairman of the Board

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Naugatuck Valley Financial and its subsidiary, Naugatuck Valley Savings, at the dates and for the periods indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Naugatuck Valley Financial appearing later in this annual report.

At December 31,	2008	2007	2006	2005	2004
(In thousands)					
Financial Condition Data:					
Total assets	**$535,386**	$462,527	$413,855	$355,346	$265,449
Securities held to maturity	—	1,190	2,531	5,002	5,168
Securities available for sale	**63,844**	65,264	67,736	58,047	31,096
Loans receivable, net	**431,976**	359,831	308,376	259,427	203,820
Cash and cash equivalents	**8,247**	8,370	7,942	8,951	7,575
Deposits	**363,026**	321,398	289,198	240,846	193,366
Borrowed funds	**119,148**	85,107	68,488	57,059	15,826
Total capital	**45,589**	50,457	51,084	50,964	51,571

Year Ended December 31,	2008	2007	2006	2005	2004
(In thousands, except per share data)					
Operating Data:					
Interest and dividend income	**$ 28,203**	$ 25,030	$ 20,750	$ 15,908	$ 12,713
Interest expense	**13,904**	13,174	9,350	4,941	3,559
Net interest income	**14,299**	11,856	11,400	10,967	9,154
Provision for loan losses	**675**	151	192	32	—
Net interest income after provision for loan losses	**13,624**	11,705	11,208	10,935	9,154
Noninterest income (loss)	**(1,048)**	2,354	1,948	1,517	1,078
Noninterest expense	**13,454**	12,422	11,504	10,097	9,803
Income (loss) before tax provision (benefit)	**(878)**	1,637	1,652	2,355	429
Income tax provision (benefit)	**(566)**	217	204	450	14
Net income (loss)	**$ (312)**	$ 1,420	$ 1,448	$ 1,905	$ 415
Earnings (loss) per share, basic and diluted	**$ (0.05)**	$ 0.20	$ 0.20	$ 0.26	$ 0.07[1]

(1) Net income per share is for the fourth quarter of 2004. Before September 30, 2004, Naugatuck Valley Financial did not exist and Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

At or For the Year Ended December 31,	2008	2007	2006	2005	2004
Performance Ratios:					
Return (loss) on average assets	**(0.06)%**	0.33%	0.38%	0.62%	0.16%
Return (loss) on average equity	**(0.64)**	2.77	2.79	3.66	1.42
Interest rate spread (1)	**2.88**	2.76	3.07	3.68	3.78
Net interest margin (2)	**3.02**	2.95	3.26	3.87	3.85
Noninterest expense to average assets	**2.66**	2.86	3.03	3.27	3.81
Efficiency ratio (3)	**101.28**	87.18	85.93	80.61	95.47
Dividend payout ratio (4)	**N/M**	100.00	100.00	61.54	—
Average interest-earning assets to average interest-bearing liabilities	**104.46**	105.65	107.18	111.20	104.98
Average equity to average assets	**9.71**	11.80	13.65	16.87	11.37
Capital Ratios:					
Total capital to risk-weighted assets	**11.09%**	12.88%	14.29%	17.88%	23.61%
Tier 1 capital to risk-weighted assets	**10.36**	12.22	13.56	17.07	22.52
Tier 1 capital to adjusted total assets	**7.58**	8.81	9.53	11.42	14.78
Total equity to total assets	**8.52**	10.91	12.34	14.34	19.43
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	**0.66%**	0.60%	0.67%	0.72%	0.89%
Allowance for loan losses as a percent of nonperforming loans	**107.13**	222.99	103.03	638.78	306.88
Net charge-offs (recoveries) to average loans outstanding during the period	**(0.01)**	0.02	0.00	0.01	(0.01)
Nonperforming loans as a percent of total loans	**0.62**	0.27	0.65	0.11	0.29
Nonperforming assets as a percent of total assets	**0.50**	0.21	0.49	0.10	0.25
Other Data:					
Number of:					
Deposit accounts	**30,721**	29,489	27,385	25,592	22,599
Full service customer service facilities	**10**	9	9	6	5

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.
(4) Represents dividends declared per share divided by basic net income per share. Not meaningful for the 2008 period due to the net loss for the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The objective of this section is to help the reader understand our views on our financial condition and results of operations. You should read this discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this annual report.

Overview

Income

We have two primary sources of income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a lesser extent, we also recognize income from fees and service charges, which is the compensation we receive from providing products and services. Our primary noninterest income comes from fees and service charges on loan and deposit accounts. We also earn income from bank owned life insurance, sales of loans and investments and investment advisory services.

Expenses

The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, computer processing fees, advertising and professional fees and other expenses.

Compensation, taxes and benefits consist primarily of the salaries and wages paid to our employees and directors, payroll taxes and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance, and costs of utilities.

Computer processing fees includes fees paid to our third-party data processing servicer and our network security expenses.

Professional fees include fees paid for our attorneys, accountants and consultants.

Other expenses include expenses for insurance (including Federal Deposit Insurance Corporation insurance), postage, expenses associated with being a public company, expenses related to checking accounts, supervisory examinations and other miscellaneous operating activities.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectability of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. We engage an independent review of our commercial loan portfolio annually and adjust our loan ratings based in part upon this review. In addition, our banking regulators as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to it at the time of its examination. See notes 2 and 4 of the notes to the financial statements included in this annual report.

Deferred Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed periodically as regulatory and business factors change. See note 11 of the notes to the financial statements in this annual report.

Operating Strategy

The subprime mortgage crisis and the current economic slowdown have caused us to adjust but not significantly change our operating strategies.

Naugatuck Valley Savings and Loan's goal continues to be to increase shareholder value by:

» Maintaining strong capital levels,
» Growing loans while maintaining strong credit quality,
» Growing deposits,
» Controlling costs,
» Expanding our market area, and
» Utilizing capital market tools.

Maintaining strong capital levels is imperative in this economic environment. We have maintained well capitalized levels despite write-downs totaling $3.4 million related to our holdings of auction rate securities backed by FNMA preferred stock. After the write-downs, the carrying value of the auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral have been written down to $73,000. The credit quality of our loan portfolios and our level of loan loss reserves also serves to protect our capital levels.

During 2008 our loan balances increased over $72.1 million with most of the increase seen in commercial loans. We expect loans to continue to grow in 2009 although at a slower pace than 2008. We increased lending through the sales efforts of our experienced loan officers and by offering competitive rates. We plan to continue to utilize the effective underwriting standards we have maintained in the past which have resulted in low delinquency levels and low charge-offs. We have also allocated funds to our loan loss reserve to reflect the growth of our loan portfolios and the challenging economic conditions in our market areas.

Deposit levels increased by $41.6 million in 2008 as a result of competitive rates, customer incentives and our superior customer service. We expect to continue to increase deposits in 2009. We maintain a competitive posture on certificate of deposit rates and have offered incentives to customers who open core savings and demand deposit accounts. In 2008 we offered $50 to new demand deposit account customers plus a gas card for the added commitment of direct deposit of payroll or social security payments. We plan to continue and increase these incentives in 2009 in recognition of the value which core deposits bring to the Bank. Recently we enhanced the capability of our internet banking system by adding functions which enable customers to apply for loans and open deposit accounts online. Our introduction of remote deposit capabilities has increased convenience for our commercial checking account customers. We have also successfully marketed our HSA Product (accounts designed to help individuals save for future qualified medical and retiree health expenses on a tax free basis) and have also increased lower cost municipal deposits during 2008.

While we grew assets by 15% in 2008, operating expense increases were limited to 8%. Expenses related to our frozen defined benefit plan continue to decrease and we have decreased advertising expenses by utilizing a more efficient use of targeted media. We have also controlled the costs of health insurance for our employees through the use of health reimbursement accounts.

Net interest income increased in 2008 as a result of our growth and improvement in the yield curve. We continue to closely monitor our interest rate risk which has been controlled through the offering of favorable rates on longer term certificates of deposit and by borrowing from the Federal Home Loan Bank on longer terms. At the same time we have grown shorter term assets such as commercial loans.

In order to decrease our reliance on net interest income for profitability we have also built increasing amounts of non-interest income over the past few years. We earn non-interest income primarily through the collection of checking account fees, reverse mortgage fees, brokerage of mortgage loans and investment advisory services.

During 2008 we opened a full service branch in the Heritage Village section of Southbury, CT. This branch has improved our access to and has increased banking convenience for the residents of the Heritage Village Condominium Development. Heritage Village is a 2,500 unit condominium project which houses 4,000 residents. We continue to view our de novo branching strategy as a way to increase loans and deposits and expand our market area. Overall we have increased the number of customers and the number of products sold per customer through effective utilization of our ten branches and through the sales efforts of our employees.

We took advantage of the reduced price of our stock in 2008 by repurchasing 241,840 shares of Naugatuck Valley Financial Corporation stock at an average price of $9.22. Stock repurchases serve to increase value for the remaining minority shareholders.

Balance Sheet

Loans

Our principal lending activity is the origination of loans secured by real estate primarily located in our market area. We originate real estate loans secured by one- to four-family residential homes and multi-family and commercial real estate and construction loans. At December 31, 2008, real estate loans totaled $372.8 million, or 85.4% of total loans compared to $304.9 million, or 83.8% of total loans at December 31, 2007. Real estate loans have increased due to favorable interest rates together with significant real estate development in our market area.

The largest segment of our real estate loan portfolio is one- to four-family residential loans. At December 31, 2008, these loans totaled $216.2 million and represented 58.0% of real estate loans and 49.5% of total loans compared to $193.8 million, which represented 63.6% of real estate loans and 53.2% of total loans, at December 31, 2007. One- to four-family residential loans increased $22.4 million, or 11.6%, from December 31, 2007 to December 31, 2008, reflecting growth in the mortgage portfolio from new borrowers and refinancing of existing customers.

Multi-family and commercial real estate loans are the second largest segment of our real estate loan portfolio. These loans were $106.0 million and represented 28.4% of real estate loans and 24.3% of total loans at December 31, 2008, compared to $70.0 million, which represented 23.0% of real estate loans and 19.2% of total loans, at December 31, 2007. Multi-family and commercial real estate loans increased $36.0 million, or 51.4%, for the year ended December 31, 2008 due to the efforts of our business development officers to grow market share and attract new customers.

We also originate construction loans secured by residential and commercial real estate. These loans were $50.6 million and represented 13.6% of real estate loans and 11.6% of total loans at December 31, 2008, compared to $41.0 million, which represented 13.5% of real estate loans and 11.3% of total loans at December 31, 2007. Construction loans increased $9.6 million, or 23.3%, for the year ended December 31, 2008 primarily due to increased demand by contractors for construction loans.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $22.6 million, and represented 5.2% of total loans at December 31, 2008, compared to $16.7 million, representing 4.6% of total loans, at December 31, 2007.

We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit and loans secured by savings accounts and automobiles. Consumer loans totaled $41.3 million and represented 9.4% of total loans at December 31, 2008, compared to $42.4 million, which represented 11.6% of total loans at December 31, 2007. The $1.1 million, or 2.7%, decrease for the year ended December 31, 2008 was due to declining demand for this type of product.

The following table sets forth the composition of our loan portfolio at the dates indicated.

At December 31,	2008		2007		2006		2005		2004	
(Dollars in thousands)	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Real estate loans:										
One- to four-family	**$216,201**	**49.51%**	$193,787	53.24%	$179,374	57.27%	$156,900	59.44%	$134,785	64.75%
Construction	**50,596**	**11.59**	41,041	11.27	30,124	9.62	24,943	9.45	17,486	8.40
Multi-family and commercial real estate	**106,028**	**24.28**	70,051	19.25	45,879	14.65	33,608	12.73	22,559	10.84
Total real estate loans	**372,825**	**85.38**	304,879	83.76	255,377	81.54	215,451	81.62	174,830	83.99
Commercial business loans	**22,567**	**5.17**	16,690	4.59	13,508	4.31	9,728	3.69	4,989	2.40
Consumer loans:										
Savings accounts	**1,093**	**0.25**	1,272	0.35	634	0.20	785	0.30	679	0.33
Personal	**262**	**0.06**	302	0.08	275	0.09	212	0.08	217	0.10
Automobile	**271**	**0.06**	327	0.09	186	0.06	160	0.06	98	0.05
Home equity	**39,655**	**9.08**	40,517	11.13	43,220	13.80	37,628	14.25	27,342	13.13
Total consumer loans	**41,281**	**9.45**	42,418	11.65	44,315	14.15	38,785	14.69	28,336	13.61
Total loans	**436,673**	**100.00%**	363,987	100.00%	313,200	100.00%	263,964	100.00%	208,155	100.00%
Less:										
Allowance for loan losses	**2,869**		2,163		2,071		1,878		1,829	
Undisbursed construction loans	**1,299**		1,532		2,343		2,258		2,094	
Deferred loan origination fees	**529**		461		410		401		412	
Loans receivable, net	**$431,976**		$359,831		$308,376		$259,427		$203,820	

The following table sets forth certain information at December 31, 2008 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

At December 31, 2008	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
One year or less	$ 48,478	$12,304	$20,137	$ 80,919
More than one year to five years	81,416	6,963	2,659	91,038
More than five years	242,931	3,300	18,485	264,716
Total	$372,825	$22,567	$41,281	$436,673

The following table sets forth the dollar amount of all loans at December 31, 2008 that are due after December 31, 2009 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

	Fixed Rates	Floating or Adjustable Rates	Total
(In thousands)			
Real estate loans:			
One- to four-family	$193,760	$ 27,767	$221,527
Construction	5,975	591	6,566
Multi-family and commercial	6,013	90,240	96,253
Commercial business loans	4,465	5,798	10,263
Consumer loans	20,977	168	21,145
Total	$231,190	$124,564	$355,754

The following table shows loan origination activity during the periods indicated.

Year Ended December 31,	2008	2007	2006
(In thousands)			
Total loans at beginning of period	**$363,987**	$313,200	$263,964
Loans originated:			
Real estate loans:			
One- to four-family	**41,472**	30,172	35,330
Construction	**34,459**	32,913	27,288
Multi-family and commercial	**40,566**	30,009	15,672
Commercial business loans	**15,597**	10,714	8,172
Consumer loans	**13,235**	15,914	22,651
Total loans originated	**145,329**	119,722	109,113
Deduct:			
Real estate loan principal repayments	**(48,551)**	(43,595)	(38,364)
Other repayments	**(24,092)**	(25,340)	(21,513)
Net loan activity	**72,686**	50,787	49,236
Total loans at end of period	**$436,673**	$363,987	$313,200

The Bank did not purchase or sell any loans during the periods presented in the table above.

Allowance for Loan Losses and Asset Quality

The allowance for loan losses is a valuation allowance for the probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are needed a provision for loan losses is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Board of Directors on a quarterly basis.

The allowance for loan losses is established to recognize the inherent losses associated with lending activities. The methodology for assessing the appropriateness of the allowance for loan losses consists of the following process.

On a quarterly basis, or more often if warranted, management analyzes the loan portfolio. For individually evaluated loans that are considered impaired, a reserve will be established based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or for loans that are considered collateral dependant, the fair value of the collateral. (A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual term of the loan agreement.)

All other loans, including loans that are individually evaluated but not considered impaired, are segregated into groups based on similar risk factors. Each of these groups is then evaluated based on several factors to estimate credit losses. Management will determine for each category of loans with similar risk characteristics the historical loss rate. Historical loss rates provide a reasonable starting point for the Bank's analysis but analysis and trends in losses do not form a sufficient basis to determine the appropriate level of the loan loss reserve. Management also considers qualitative and environmental factors likely to cause losses. These factors include but are not limited to: changes in the amount and severity of past due, nonaccrual and adversely classified loans; changes in local, regional, and national economic conditions that will affect the collectibility of the portfolio; changes in the nature and volume of loans in the portfolio; changes in concentrations of credit, lending area, industry concentrations, or types of borrowers; changes in lending policies, procedures, competition, management, portfolio mix, competition, pricing, loan to value trends, extension and modification requests; and loan quality trends. This analysis establishes factors that are applied to each of the segregated groups of loans to determine an acceptable level of loan loss reserve.

Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan loss reserve. The examination may require us to make additional provision for loan losses based on judgments different from ours. In addition, we engage an independent consultant to review our commercial loan portfolio and make recommendations based on their review as to the specific credits in the portfolio.

At December 31, 2008, our allowance for loan losses represented 0.66% of total gross loans and 107.13% of nonperforming loans compared to 0.60% of total gross loans and 222.99% of nonperforming loans at December 31, 2007. The allowance for loan losses increased $706,000 from $2.2 million at December 31, 2007 to $2.9 million at December 31, 2008. The increase in the allowance was largely the result of a $675,000 provision for loan losses made during 2008. This provision was based on the increasing size of the loan portfolio and a change in the mix of the portfolio towards commercial real estate loans which are generally riskier than one- to four-family loans. In addition, as discussed below, nonperforming loans and classified loans increased during the 2008 year. Total nonperforming loans increased from $970,000 at December 31, 2007, to $2.7 million at December 31, 2008 primarily due to the transfer of three commercial loans secured by real estate to nonaccrual status during the period.

At December 31, 2007, our allowance for loan losses represented 0.60% of total gross loans and 222.99% of nonperforming loans. The allowance for loan losses increased $92,000 from December 31, 2006 to December 31, 2007. The increase in the allowance was largely the result of a $151,000 provision for loan losses made during 2007.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because further events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience

The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

Year Ended December 31,	2008	2007	2006	2005	2004
(Dollars in thousands)					
Allowance at beginning of period	**$2,163**	$2,071	$1,878	$1,829	$1,810
Provision for loan losses	**675**	151	192	32	—
Less: Charge offs:					
Real estate loans	**—**	46	—	—	—
Commercial business loans	**—**	5	—	3	51
Consumer loans	**7**	10	2	1	5
Total charge-offs	**7**	61	2	4	56
Plus: Recoveries:					
Real estate loans	**38**	1	3	18	43
Commercial business loans	**—**	—	—	3	—
Consumer loans	**—**	1	—	—	32
Total recoveries	**38**	2	3	21	75
Net charge-offs (recoveries)	**(31)**	59	(1)	(17)	(19)
Allowance at end of period	**$2,869**	$2,163	$2,071	$1,878	$1,829
Allowance to nonperforming loans	**107.13%**	222.99%	103.03%	638.78%	306.88%
Allowance to total loans outstanding at the end of the period	**0.66%**	0.60%	0.67%	0.72%	0.89%
Net charge-offs (recoveries) to average loans outstanding during the period	**(0.01)%**	0.02%	0.00%	(0.01)%	0.01%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

At December 31,	2008			2007			2006		
(Dollars in thousands)	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*
One- to four-family	**$ 762**	**26.56%**	**49.51%**	$ 661	30.56%	53.24%	$ 718	34.67%	57.27%
Construction	**621**	**21.65**	**11.59**	473	21.87	11.27	464	22.40	9.62
Multi-family and commercial real estate	**903**	**31.47**	**24.28**	495	22.88	19.25	347	16.76	14.65
Commercial business	**251**	**8.75**	**5.17**	185	8.55	4.59	209	10.09	4.31
Consumer loans	**332**	**11.57**	**9.45**	349	16.14	11.65	333	16.08	14.15
Unallocated	**—**	**—**	**—**	—	—	—	—	—	—
Total allowance for loan losses	**$2,869**	**100.00%**	**100.00%**	$2,163	100.00%	100.00%	$2,071	100.00%	100.00%

Continued on the following page

At December 31,	2005			2004		
(Dollars in thousands)	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*
One- to four-family	$ 724	38.55%	59.44%	$ 864	47.25%	64.75%
Construction	376	20.02	9.45	142	7.76	8.40
Multi-family and commercial real estate	379	20.18	12.73	374	20.45	10.84
Commercial business	113	6.02	3.69	50	2.73	2.40
Consumer loans	283	15.07	14.69	302	16.51	13.61
Unallocated	3	0.16	—	97	5.30	—
Total allowance for loan losses	$1,878	100.00%	100.00%	$1,829	100.00%	100.00%

Nonperforming and Classified Assets

When a loan becomes more than 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are more than 90 days past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property are charged against income.

Nonperforming assets totaled $2.7 million, or 0.50% of total assets, at December 31, 2008, which was an increase of approximately $1.7 million, or 176.1%, from December 31, 2007. Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2008. This increase was primarily due to the transfer of three commercial loans secured by real estate in the amount of $1.4 million to nonaccrual status during this period. Management does not anticipate any losses on these loans due to the value of the real estate securing the loans.

Nonperforming assets totaled $970,000, or 0.21% of total assets, at December 31, 2007, which was a decrease of $1.0 million, or 51.7%, from December 31, 2006. Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2007.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified. Other loans are evaluated for impairment on an individual basis. At December 31, 2008, three loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

At December 31,	2008	2007	2006	2005	2004
(Dollars in thousands)					
Nonaccrual loans:					
One- to four-family	**$1,100**	$ 422	$ 423	$ 165	$ 474
Multi-family and commercial real estate	**1,371**	356	1,388	120	119
Commercial business	**142**	144	142	9	3
Consumer	**65**	48	57	—	—
Total	**2,678**	970	2,010	294	596
Foreclosed real estate	**—**	—	—	47	68
Total nonperforming assets	**$2,678**	$ 970	$ 2,010	$ 341	$ 664
Total nonperforming loans to total loans	**0.62%**	0.27%	0.65%	0.11%	0.29%
Total nonperforming loans to total assets	**0.50%**	0.21%	0.49%	0.08%	0.22%
Total nonperforming assets to total assets	**0.50%**	0.21%	0.49%	0.10%	0.25%

Other than disclosed in the previous table, there are no other loans at December 31, 2008 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended December 31, 2008 and December 31, 2007 had nonaccruing loans been current according to their original terms amounted to $140,000 and $45,000, respectively. Income related to nonaccrual loans included in interest income for the years ended December 31, 2008 and December 31, 2007 amounted to $11,000 and $7,000, respectively.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, we must charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

At December 31,	2008	2007
(In thousands)		
Special mention assets	**$30,268**	$15,408
Substandard assets	**10,274**	2,211
Doubtful assets	**4**	5
Loss assets	**—**	—
Total classified assets	**$40,546**	$17,624

Special mention assets at December 31, 2008 and December 31, 2007 did not include any nonaccrual loans. Substandard assets at December 31, 2008 and December 31, 2007 included nonaccrual loans of $2.7 million and $970,000, respectively. Doubtful assets at December 31, 2008 and December 31, 2007 did not include any nonaccrual loans. The increase in loans classified as special mention in the 2008 period was due in part to the timeliness of the borrower's financial information and general economic conditions.

Delinquencies

The following table provides information about delinquencies in our loan portfolios at the dates indicated.

At December 31,	2008		2007		2006	
(In thousands)	*31-60 Days Past Due*	*61-90 Days Past Due*	*31-60 Days Past Due*	*61-90 Days Past Due*	*31-60 Days Past Due*	*61-90 Days Past Due*
One- to four-family	**$1,000**	**$724**	$ 99	$ 950	$ 413	$ 392
Multi-family and commercial real estate	**84**	**—**	880	678	603	664
Commercial business	**568**	**7**	31	25	262	310
Consumer loans	**2**	**4**	11	—	—	5
Total	**$1,654**	**$735**	$1,021	$1,653	$1,278	$1,371

Securities

Our securities portfolio consists primarily of mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less, municipal obligations with maturities of 15 years or less, money market preferred obligations, as well as U.S. Government and agency obligations. Securities decreased by $2.6 million in the year ended December 31, 2008 primarily due to the previously disclosed Other Than Temporary Impairment ("OTTI") write down on our auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral as a result of the actions of the United States Treasury Department and the Federal Housing Finance Agency, with respect to Fannie Mae and Freddie Mac, in the third quarter of 2008. Substantially all of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac. Our securities portfolio also includes a private label collateralized mortgage obligation and a corporate obligation.

Securities decreased by $3.8 million in the year ended December 31, 2007 primarily due to principal payments received on mortgage-backed securities and investment sales to meet liquidity needs.

The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

At December 31,	2008		2007		2006	
(In thousands)	*Amortized Cost*	*Fair Value*	*Amortized Cost*	*Fair Value*	*Amortized Cost*	*Fair Value*
Available-for-sale securities:						
U.S. Government and agency obligations	**$ 1,537**	**$ 1,604**	$ 2,749	$ 2,744	$ 8,495	$ 8,415
Mortgage-backed securities	**42,297**	**43,030**	31,352	31,261	25,111	24,782
Collateralized mortgage obligations	**3,339**	**3,183**	3,547	3,494	4,796	4,694
Municipal obligations	**8,888**	**8,993**	14,092	14,075	15,177	15,190
Money market preferred obligations	**9,273**	**6,744**	12,700	12,700	12,700	12,700
Corporate obligations	**1,000**	**290**	1,000	990	1,951	1,955
Held-to-maturity securities:						
U.S. Government and agency obligations	—	—	1,000	998	1,201	1,192
Interest-bearing balances	—	—	190	190	1,330	1,330
Total	**$66,334**	**$63,844**	$66,630	$66,452	$70,761	$70,258

At December 31, 2008, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the final maturities and weighted average yields of securities at December 31, 2008. Mortgage-backed securities and collateralized mortgage obligations are secured by mortgages and as a result produce monthly principal repayments which are not reflected in the table below. Certain mortgage-backed securities, collateralized mortgage obligations and money market preferred obligations have adjustable interest rates and reprice within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2008, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $12.7 million. The auction markets for the money market preferred obligations listed are not currently active. As a result, the money market preferred obligations are listed below based on their repricing schedule, rather than their expected maturities.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
(Dollars in thousands)	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*
Available-for-sale securities:										
U.S. Government and agency obligations	$ —	—%	$1,079	4.38%	$ 525	5.55%	$ —	—%	$ 1,604	4.76%
Mortgage-backed securities	—	—	1,164	3.50%	—	—	41,866	5.25%	43,030	5.20%
Collateralized mortgage obligations	—	—	—	—	—	—	3,183	3.43%	3,183	3.43%
Municipal obligations	—	—	—	—	2,968	3.97%	6,025	4.06%	8,993	4.03%
Money market preferred obligations	6,744	3.98%	—	—	—	—	—	—	6,744	3.98%
Corporate obligations	—	—	—	—	290	6.00%	—	—	290	6.00%
Total available-for-sale securities	$6,744	3.98%	$2,243	3.92%	$3,783	4.34%	$51,074	5.00%	$63,844	4.81%

Bank Owned Life Insurance

During 2003, we purchased life insurance policies on certain key executives. We purchased $2.5 million of additional policies in the fourth quarter of 2005. Bank owned life insurance is recorded as an asset at the lower of its cash surrender value or the amount that can be realized. Income earned on bank owned life insurance policies is exempt from income taxes.

Deposits

Our primary source of funds is retail deposit accounts held principally by individuals and businesses within our market area. The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts, money market savings accounts and health savings accounts. At December 31, 2008, we had no brokered deposits. Total deposits increased $41.6 million or 13.0% in the year ended December 31, 2008. During that time period, certificate accounts increased 16.5%, regular savings accounts increased by 16.7%, checking and NOW accounts increased by 6.1% and money market savings accounts decreased by 6.1%. The increase in deposits was primarily due to the opening of our 10th office in the third quarter of 2008, combined with more aggressive pricing. The increase in regular savings accounts was primarily due to the transfer of funds to other savings products with higher rates.

The following table sets forth the balances of our deposit products at the date indicated.

At December 31,	2008	2007	2006
(In thousands)			
Certificate accounts	**$235,764**	$202,411	$165,076
Regular savings accounts	**48,427**	41,480	46,156
Checking and NOW accounts	**52,537**	49,511	57,301
Money market savings accounts	**26,298**	27,996	20,665
Total	**$363,026**	$321,398	$289,198

The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2008. Jumbo certificate accounts require minimum deposits of $100,000.

Maturity Period	Certificate Accounts
(In thousands)	
Three months or less	$16,559
Over three through six months	13,778
Over six through twelve months	9,298
Over twelve months	41,160
Total	$80,795

Borrowings

We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates. In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs. At December 31, 2008, we had the ability to borrow a total of $3.5 million from a correspondent bank, $1.3 million of which was borrowed at such date. We also use securities sold under agreements to repurchase as a source of borrowings.

The following table presents certain information regarding our Federal Home Loan Bank advances during the periods and at the dates indicated.

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)			
Maximum amount of advances outstanding at any month end during the period	**$119,628**	$84,878	$70,414
Average advances outstanding during the period	**107,182**	69,866	59,423
Weighted average interest rate during the period	**4.31%**	4.89%	4.69%
Balance outstanding at end of period	**$118,421**	$84,878	$68,488
Weighted average interest rate at end of period	**3.80%**	4.66%	4.83%

Equity

Total equity decreased by $4.9 million, or 9.6%, to $45.6 million at December 31, 2008 from $50.5 million at December 31, 2007. The decrease in 2008 resulted from a net loss of $312,000, dividends of $614,000 paid to stockholders, stock repurchases of $2.2 million, a net increase to the unrealized loss on available for sale securities of $2.4 million and $676,000 in capital adjustments related to the Company's 2005 Equity Incentive Plan. Our average equity to average assets ratio was 9.71% at December 31, 2008, compared to 11.72% at December 31, 2007.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

Overview

	2008	2007	% Change 2008/2007
(Dollars in thousands)			
Net (loss) income	**$(312)**	$1,420	(121.97)%
Return (loss) on average assets	**(0.06)%**	0.33%	(118.18)%
Return (loss) on average equity	**(0.64)%**	2.77%	(123.10)%

Net income for the year ended December 31, 2008 decreased $1.7 million from net income in 2007. The decrease resulted primarily from an after tax OTTI charge of $2.2 million on auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral. Other than the loss on investments, the Company experienced an increase of $524,000 in the provision for loan losses, an increase in noninterest expense of $1.0 million, partially offset by a $2.4 million increase in net interest income and a $25,000 increase in noninterest income.

Net Interest Income

Net interest income for the year ended December 31, 2008, totaled $14.3 million compared to $11.9 million for the year ended December 31, 2007, an increase of $2.4 million or 20.6%. The increase in 2008 was due to an increase in the average balance of interest earning assets of 17.6%, partially offset by a decrease in the average rate earned on these assets of 27 basis points.

The increase in interest earning assets is attributed primarily to an increase in the loan portfolio. The average balances in the loan portfolio increased by 19.6% in 2008. The largest increases were in the commercial mortgage portfolio followed by the residential mortgage portfolio.

The increase in interest income was partially offset by an increase in interest expense. Interest expense increased by $730,000, or 5.5% in 2008 due to increases in the average balances of deposits and borrowings, partially offset by falling rates on deposits and borrowings. The average balances of deposits increased by 11.3% in 2008, and the average balance of borrowings increased by 53.7% due to increased loan demand. We experienced a decrease of 40 basis points in the average rate paid on deposits and borrowings during 2008. The largest increases in deposits were in certificates of deposit, followed by smaller increases in money market accounts and savings accounts, partially offset by a decrease in checking accounts. The increase in certificates of deposit was partially due to the opening of our 10th office in the third quarter of 2008, combined with promotional rate accounts.

Average Balances and Yields

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. During the 2008, 2007 and 2006 periods, we held tax-exempt municipal securities with average balances of $9.9 million, $15.0 million and $9.7 million, respectively, and during the 2008, 2007 and 2006 periods we held preferred money market securities with an average balance of $11.9 million, $12.7 million and $8.1 million respectively which recognize a dividends received deduction. The yields below do not reflect the tax benefits of these securities.

	2008			2007			2006		
	Average Balance	*Interest and Dividends*	*Yield/ Cost*	*Average Balance*	*Interest and Dividends*	*Yield/ Cost*	*Average Balance*	*Interest and Dividends*	*Yield/ Cost*
Interest-earning assets:									
Loans	**$396,524**	**$24,556**	**6.19%**	$331,490	$21,681	6.54%	$277,789	$17,506	6.30%
Fed Funds sold	**2,391**	**57**	**2.38**	2,599	143	5.50	1,407	77	5.47
Investment securities	**69,498**	**3,391**	**4.88**	64,290	2,938	4.57	67,077	2,976	4.44
Federal Home Loan Bank stock	**5,735**	**199**	**3.47**	4,179	268	6.41	3,581	191	5.33
Total interest-earning assets	**474,148**	**28,203**	**5.95**	402,558	25,030	6.22	349,854	20,750	5.93
Noninterest-earning assets	**30,910**			31,629			30,084		
Total assets	**$505,058**			$434,187			$379,938		
Interest-bearing liabilities:									
Certificate accounts	**$216,595**	**$ 8,297**	**3.83**	$183,172	$ 8,414	4.59	$143,007	$ 5,613	3.92
Regular savings accounts and escrow	**48,130**	**288**	**0.60**	46,093	258	0.56	52,769	418	0.79
Checking and NOW accounts	**53,732**	**159**	**0.30**	56,915	487	0.86	52,682	288	0.55
Money market savings accounts	**27,607**	**527**	**1.91**	24,709	591	2.39	18,356	232	1.26
Total interest-bearing deposits	**346,064**	**9,271**	**2.68**	310,889	9,750	3.14	266,814	6,551	2.46
FHLB advances	**107,182**	**4,615**	**4.31**	69,866	3,414	4.89	59,423	2,789	4.69
Other borrowings	**654**	**18**	**2.75**	290	10	3.45	193	10	5.17
Total interest-bearing liabilities	**453,900**	**13,904**	**3.06**	381,045	13,174	3.46	326,431	9,350	2.86
Noninterest-bearing liabilities				1,899			1,639		
Total liabilities	**2,138**			382,944			328,070		
Stockholders' equity	**49,020**			51,243			51,868		
Total liabilities and stockholders' equity	**$505,058**			$434,187			$379,938		
Net interest income		**$14,299**			$11,856			$11,400	
Interest rate spread			**2.88%**			2.76%			3.07%
Net interest margin			**3.02%**			2.95%			3.26%
Average interest-earning assets to average interest-bearing liabilities			**104.46%**			105.65%			107.18%

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. The net column represents the sum of the prior columns.

	2008 Compared to 2007			2007 Compared to 2006		
(In thousands)	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	*Rate*	*Net*	*Volume*	*Rate*	*Net*
Interest income:						
Loans	**$3,943**	**$(1,068)**	**$2,875**	$3,491	$ 684	$4,175
Fed Funds sold	**(11)**	**(75)**	**(86)**	66	—	66
Investment securities	**247**	**206**	**453**	(137)	99	(38)
Federal Home Loan Bank stock	**297**	**(366)**	**(69)**	35	42	77
Total interest income	**4,476**	**(1,303)**	**3,173**	3,455	825	4,280
Interest expense:						
Certificate accounts	**(1,302)**	**1,185**	**(117)**	1,744	1,057	2,801
Regular savings accounts	**12**	**18**	**30**	(48)	(112)	(160)
Checking and NOW accounts	**(26)**	**(302)**	**(328)**	25	174	199
Money market savings accounts	**89**	**(153)**	**(64)**	100	259	359
Total deposit expense	**(1,227)**	**748**	**(479)**	1,821	1,378	3,199
FHLB advances	**1,545**	**(344)**	**1,201**	506	119	625
Other borrowings	**10**	**(2)**	**8**	—	—	—
Total interest expense	**328**	**402**	**730**	2,327	1,497	3,824
Net interest income	**$4,148**	**$(1,705)**	**$2,443**	$1,128	$(672)	$ 456

Provision for Loan Losses.

During the year ended December 31, 2008, a $675,000 provision was made to the allowance for loan losses. The provision was primarily due to the increased size of the loan portfolio, a change in the mix of the portfolio towards commercial loans which are generally riskier than one- to four family loans, and general economic conditions.

During the year ended December 31, 2007, a $151,000 provision was made to the allowance for loan losses. The provision was primarily due to the increasing size of the loan portfolio, a change in the mix of the portfolio towards commercial loans which are generally riskier than one- to four-family loans and a small adjustment to the factor used for general economic conditions.

Noninterest Income

The following table shows the components of noninterest income and the percentage changes from 2008 to 2007.

	2008	2007	% Change 2008/2007
Fees for services related to deposit accounts	**$ 1,053**	$ 955	10.26 %
Fees for other services	**529**	559	(5.37)
Income from bank owned life insurance	**315**	308	2.27
Income from investment advisory services, net	**299**	260	15.00
(Loss) gain on investments	**(3,398)**	65	(5,327.69)
Other income	**154**	207	(25.60)
Total	**$(1,048)**	$2,354	(144.52)%

For the year ended December 31, 2008, noninterest income decreased 144.5% to ($1.0) million, compared to $2.4 million for 2007. The largest decrease in noninterest income was the loss on investments, primarily from an OTTI charge of $3.4 million on auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral, which was partially offset by a small gain. The largest increases in noninterest income were in income from investment advisory services and fees related to deposit accounts, as a result of product growth in these areas.

In late February 2009, the Federal Home Loan Bank of Boston announced that it was suspending dividends based on the results from the fourth quarter of 2008. They also stated that, based on current information, dividend payments in 2009 are unlikely. As a result of this announcement, the Bank may be subject to a reduction in non-interest income of approximately $180,000 in 2009.

Noninterest Expense

The following table shows the components of noninterest expense and the percentage changes from 2008 to 2007.

	2008	2007	% Change 2008/2007
Compensation, taxes and benefits	**$ 7,521**	$ 6,914	8.78%
Office occupancy	**2,173**	1,966	10.53
Computer processing	**861**	733	17.46
Advertising	**534**	594	(10.10)
Professional fees	**518**	504	2.78
Directors compensation	**493**	494	(0.20)
Office supplies	**195**	201	(2.99)
Charitable contributions	**47**	31	51.61
Loss on foreclosed real estate, net	**1**	—	N/A
Other expenses (1)	**1,111**	985	12.79
Total	**$13,454**	$12,422	8.31%

(1) Other expenses for all periods include, among other items, insurance, postage and expenses related to checking accounts.

Noninterest expense was $13.5 million for the year ended December 31, 2008, compared to $12.4 million for 2007. The increase was primarily the result of increases in compensation costs, computer processing costs and office occupancy expenses over the 2007 period, all primarily resulting from the opening of a new branch office in 2008.

Deposit insurance expense is included in other expenses in the table above. On February 27, 2009, the Federal Deposit Insurance Corporation took action designed to allow the Deposit Insurance Fund to withstand the problems facing the banking industry. The proposed action will impose a special emergency assessment on all insured banks amounting up to 20 basis points on insured deposits as of June 30, 2009 and payable on September 30, 2009. As a result of this action, the Bank may be subject to a potential special emergency assessment of up to $775,000. In addition, the Bank expects Federal Deposit Insurance Corporation assessments to increase an additional $275,000 in 2009 as a result of the across the board seven basis point increase adopted for 2009.

Income Taxes

During the year ended December 31, 2008, the Company recorded a tax benefit of $566,000 resulting primarily from the OTTI charge on auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral. Excluding the tax benefit for the OTTI charge, the effective tax rate for 2008 was 23.5%, compared with 13.3% for 2007. See note 11 to the financial statements in this annual report.

Market Risk Analysis

Qualitative Aspects of Market Risk

Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years. In 2002-2004 we sold a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals. We have not sold any loans since 2004. Generally, loans are sold without recourse and with servicing retained. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or a 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2008 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
(Dollars in thousands)	*$ Amount*	*$ Change*	*% Change*	*NPV Ratio*	*Change*
300 bp	$31,211	$(12,815)	(29)%	5.94%	(1.98)%
200	38,299	(5,727)	(13)	7.11	(0.81)
100	43,041	(985)	(2)	7.84	(0.08)
50	43,809	(217)	—	7.92	—
0	44,026	—	—	7.92	—
(50)	43,240	(786)	(2)	7.74	(0.18)
(100)	41,718	(2,308)	(5)	7.45	(0.47)

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities, and advances from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Each quarter we project liquidity availability and demands on this liquidity for the next 90 days. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in federal funds and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2008 and December 31, 2007, cash and cash equivalents totaled approximately $8.2 million and $8.4 million respectively, including federal funds of $33,000 and $497,000, respectively. Securities classified as available for sale, which provide additional sources of liquidity, totaled $63.8 million and $65.3 million at December 31, 2008 and December 31, 2007, respectively. At December 31, 2008 and December 31, 2007, we had the ability to borrow a total of $152.0 million and $138.4 million, respectively, from the Federal Home Loan Bank of Boston, of which $118.4 million and $84.9 million, was outstanding, respectively. At December 31, 2008 and December 31, 2007, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for both periods. We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates. In addition, at December 31, 2008 and December 31, 2007, we had the ability to borrow $3.5 million from a correspondent bank for both periods, of which $1.3 million was outstanding on this line at December 31, 2008, and zero outstanding at December 31, 2007.

At December 31, 2008, we had $20.2 million in unused line availability on home equity lines of credit, $15.4 million in unadvanced commercial lines, $1.6 million in mortgage commitments, $3.5 million in commercial mortgage loan commitments, $25.9 million in unadvanced construction mortgage commitments, $5.1 million in letters of credit, $719,000 in commercial business loan commitments and $98,000 in overdraft line of credit availability. Certificates of deposit due within one year of December 31, 2008 totaled $119.5 million, or 32.9% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Historically, we have remained highly liquid. We expect that all of our liquidity needs, including the contractual commitments set forth in the table below, the estimated costs of our branch expansion plans and increases in loan demand can be met by our currently available liquid assets and cash flows. If loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of Boston. We expect that our currently available liquid assets and our ability to borrow from the Federal Home Loan Bank of Boston would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity. We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material decrease in liquidity.

Our primary investing activities are the origination of loans and the purchase of securities. For the year ended December 31, 2008 we originated $145.3 million of loans and purchased $25.0 million of securities. For the year ended December 31, 2007 we originated $119.7 million of loans and purchased $17.8 million of securities. During the year ended December 31, 2008, these activities were funded primarily by an increase in deposits of $41.6 million, net increase in borrowed funds of $34.0 million, proceeds from sales and maturities of available-for-sale securities of $20.7 million and proceeds from held-to-maturity securities of $1.2 million. During the year ended December 31, 2007, these activities were funded primarily by an increase in deposits of $32.2 million, net increase in borrowed funds of $16.6 million, proceeds from sales and maturities of available-for-sale securities of $20.7 million and proceeds from held-to-maturity securities of $1.4 million.

Historically, our investment portfolio had been funded by excess liquidity when deposit inflows exceed loan demand. During 2008 we implemented a leverage strategy with the objective of enhancing earnings by borrowing $13.5 million from the Federal Home Loan

Bank of Boston on an intermediate-term basis to fund the purchase of a like amount of intermediate-term mortgage-backed securities. In December 2007, we implemented a leverage strategy with the objective of enhancing earnings by borrowing $10.0 million from the Federal Home Loan Bank of Boston on an intermediate-term basis to fund the purchase of a like amount of intermediate-term mortgage-backed securities. Both strategies are accretive to earnings.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $41.6 million and a net increase of $32.2 million for the years ended December 31, 2008 and 2007, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. We experienced an increase in borrowed funds of $34.0 million for the year ended December 31, 2008. The increase in 2008 was primarily due to lending and investing activities. Federal Home Loan Bank advances increased $16.6 million for the year ended December 31, 2007. The increase in 2007 was primarily due to lending and investing activities. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See note 13 of the notes to the financial statements in this annual report.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans, commercial letters of credit and commitments to sell loans. See note 15 of the notes to the financial statements in this annual report.

For the years ended December 31, 2008 and 2007, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

We have prepared the financial statements and related financial data presented in this report in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

To The Board of Directors and Shareholders
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the "Company") and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2008 and 2007, and the results of its operations and its cash flows for the each of the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
March 20, 2009

Consolidated Statements of Financial Condition

(Dollars in thousands)

December 31,	2008	2007
Assets		
Cash and due from depository institutions	**$ 8,214**	$ 7,873
Investment in federal funds	**33**	497
Investment securities	**63,844**	66,454
Loans receivable, net	**431,976**	359,831
Accrued income receivable	**2,099**	2,033
Premises and equipment, net	**10,565**	10,624
Bank owned life insurance	**8,579**	8,264
Federal Home Loan Bank of Boston stock	**6,252**	4,632
Other assets	**3,824**	2,319
Total assets	**$535,386**	$462,527
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	**$363,026**	$321,398
Borrowed funds	**119,148**	85,107
Mortgagors' escrow accounts	**4,562**	3,871
Other liabilities	**3,061**	1,694
Total liabilities	**489,797**	412,070
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	**—**	—
Common stock, $.01 par value; 25,000,000 shares authorized; 7,604,375 shares issued; shares outstanding - 7,026,894 at December 31, 2008; 7,268,734 at December 31, 2007	**76**	76
Paid-in capital	**33,637**	33,483
Retained earnings	**23,303**	24,233
Unearned ESOP shares (213,624 shares at December 31, 2008 and 233,513 shares at December 31, 2007)	**(2,136)**	(2,335)
Unearned stock awards (61,780 shares at December 31, 2008 and 90,026 shares at December 31, 2007)	**(680)**	(995)
Treasury Stock, at cost (579,314 shares at December 31, 2008 and 338,474 shares at December 31, 2007)	**(6,107)**	(3,889)
Accumulated other comprehensive loss	**(2,504)**	(116)
Total stockholders' equity	**45,589**	50,457
Total liabilities and stockholders' equity	**$535,386**	$462,527

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in thousands, except earnings per share)

For the Years Ended December 31,	2008	2007	2006
Interest and dividend income			
Interest on loans	**$24,556**	$21,681	$17,506
Interest and dividends on investments and deposits	**3,647**	3,349	3,244
Total interest income	**28,203**	25,030	20,750
Interest expense			
Interest on deposits	**9,271**	9,750	6,551
Interest on borrowed funds	**4,633**	3,424	2,799
Total interest expense	**13,904**	13,174	9,350
Net interest income	**14,299**	11,856	11,400
Provision for loan losses	**675**	151	192
Net interest income after provision for loan losses	**13,624**	11,705	11,208
Noninterest income			
Fees for services related to deposit accounts	**1,053**	955	873
Fees for other services	**529**	559	540
Income from bank owned life insurance	**315**	308	304
Income from investment advisory services, net	**299**	260	98
Gain (loss) on investment securities	**(3,398)**	65	6
Other income	**154**	207	127
Total noninterest income (loss)	**(1,048)**	2,354	1,948
Noninterest expense			
Compensation, taxes and benefits	**7,521**	6,914	6,408
Office occupancy	**2,173**	1,966	1,757
Computer processing	**861**	733	606
Advertising	**534**	594	672
Professional fees	**518**	504	380
Directors compensation	**493**	494	516
Office supplies	**195**	201	193
Contributions	**47**	31	34
Loss on foreclosed real estate, net	**1**	—	16
Other expenses	**1,111**	985	922
Total noninterest expense	**13,454**	12,422	11,504
Income (loss) before provision (benefit) for income taxes	**(878)**	1,637	1,652
Provision (benefit) for income taxes	(566)	217	204
Net income (loss)	$ (312)	$ 1,420	$ 1,448
Earnings (loss) per share - basic and diluted	$ (0.05)	$ 0.20	$ 0.20

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2006	$76	$33,302	$23,415	$(2,534)	$(1,256)	$(1,593)	$ (326)	$51,084
ESOP shares released - 19,889 shares	—	28	—	199	—	—	—	227
Dividends paid ($0.20 per common share)	—	—	(589)	—	—	—	—	(589)
Stock based compensation - 5,000 shares awarded	—	—	(13)	—	(52)	65	—	—
Stock based compensation - 28,242 shares vested	—	—	—	—	313	—	—	313
Stock based compensation - options	—	153	—	—	—	3	—	156
Treasury stock acquired - 204,731 shares	—	—	—	—	—	(2,364)	—	(2,364)
Comprehensive income:								
Net income	—	—	1,420	—	—	—	—	—
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	—	—	—	—	—	—	210	—
Comprehensive income	—	—	—	—	—	—	—	1,630
Balance at December 31, 2007	76	33,483	24,233	(2,335)	(995)	(3,889)	(116)	50,457
ESOP shares released - 19,889 shares	—	(29)	—	199	—	—	—	170
Dividends paid ($0.23 per common share)	—	—	(614)	—	—	—	—	(614)
Stock based compensation - 1,000 shares awarded	—	—	(4)	—	(9)	13	—	—
Stock based compensation - 29,246 shares vested	—	—	—	—	324	—	—	324
Stock based compensation - options	—	183	—	—	—	—	—	183
Treasury stock acquired - 241,840 shares	—	—	—	—	—	(2,231)	—	(2,231)
Comprehensive loss:								
Net loss	—	—	(312)	—	—	—	—	—
Net change in unrealized holding loss on available-for-sale securities, net of tax effect	—	—	—	—	—	—	(2,388)	—
Comprehensive loss	—	—	—	—	—	—	—	(2,700)
Balance at December 31, 2008	$76	$33,637	$23,303	$(2,136)	$ (680)	$(6,107)	$(2,504)	$45,589

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

For the Years Ended December 31,	2008	2007	2006
Cash flows from operating activities			
Net income (loss)	**$(312)**	$1,420	$1,448
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	**675**	151	192
Depreciation and amortization expense	**835**	776	655
Net amortization (accretion) from investments	**51**	(21)	(35)
Amortization of intangible assets	**34**	34	34
Provision for deferred tax (benefit)	**(1,574)**	11	(75)
Net gain on sale of real estate owned	**—**	—	(4)
Loss (gain) on investment securities	**3,398**	(65)	(6)
Loss on disposal of premises and equipment	**—**	—	1
Stock-based compensation	**813**	698	657
Net change in:			
Accrued income receivable	**(65)**	(130)	(379)
Deferred loan fees	**68**	51	9
Cash surrender value of life insurance	**(315)**	(308)	(304)
Other assets	**(39)**	(35)	107
Other liabilities	**(110)**	98	228
Net cash provided by operating activities	**3,459**	2,680	2,528
Cash flows from investing activities			
Proceeds from maturities and repayments of available-for-sale securities	**7,501**	12,236	16,779
Proceeds from sale of available-for-sale securities	**13,171**	8,441	5,163
Proceeds from maturities of held-to-maturity securities	**1,190**	1,390	2,470
Purchase of available-for-sale securities	**(25,017)**	(17,598)	(31,401)
Purchase of held-to-maturity securities	**—**	(250)	—
Loan originations net of principal payments	**(72,888)**	(51,656)	(49,148)
Purchase of Federal Home Loan Bank of Boston stock	**(1,619)**	(734)	(739)
Proceeds from the sale of foreclosed real estate	**—**	—	50
Proceeds from sale of property and equipment	**—**	—	2
Purchase of property and equipment	**(775)**	(325)	(2,780)
Net cash used by investing activities	**(78,437)**	(48,496)	(59,604)

See notes to consolidated financial statements.

For the Years Ended December 31,	2008	2007	2006
Cash flows from financing activities			
Net change in time deposits	**33,353**	37,335	42,645
Net change in other deposit accounts	**8,275**	(5,135)	5,707
Advances from Federal Home Loan Bank of Boston	**55,915**	46,927	51,250
Repayment of Advances from Federal Home Loan Bank of Boston	**(22,373)**	(30,538)	(39,821)
Net change in mortgagors' escrow accounts	**691**	376	293
Change in short-term borrowings	**1,839**	229	(1,899)
Common stock repurchased	**(2,231)**	(2,364)	(1,491)
Cash dividends to common stockholders	**(614)**	(589)	(617)
Proceeds from exercise of options	**—**	3	—
Net cash provided by financing activities	**74,855**	46,244	56,067
Increase (decrease) in cash and cash equivalents	**(123)**	428	(1,009)
Cash and cash equivalents at beginning of year	**8,370**	7,942	8,951
Cash and cash equivalents at end of year	**$8,247**	$8,370	$7,942

Supplemental disclosures			
Non-cash investing activities:			
Transfer of loans to foreclosed real estate	**$ —**	$ —	$ —
Cash paid during the year for:			
Interest	**$13,950**	$13,130	$9,347
Income taxes	**943**	296	305

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

Naugatuck Valley Financial Corporation (the "Company") was organized as a federal corporation at the direction of Naugatuck Valley Savings and Loan (the "Bank") in connection with the mutual holding company reorganization of Naugatuck Valley Savings. The reorganization and initial public offering of Naugatuck Valley Financial was completed on September 30, 2004. In the offering, Naugatuck Valley Financial issued a majority of its outstanding shares of common stock to Naugatuck Valley Mutual Holding Company, the mutual holding company parent of the Bank. As long as Naugatuck Valley Mutual exists, it will own at least a majority of Naugatuck Valley Financial Corporation's common stock.

Originally organized in 1922, the Bank is a federally chartered stock savings bank which is headquartered in Naugatuck, Connecticut. The Bank provides a full range of personal banking services to individual and small business customers located primarily in the Naugatuck Valley and the immediate surrounding vicinity. It is subject to competition from other financial institutions throughout the region. The Bank is also subject to the regulations of various federal agencies and undergoes periodic examinations by those regulatory authorities.

The Bank owns the Naugatuck Valley Mortgage Servicing Corporation, which qualifies and operates as a Connecticut passive investment company pursuant to legislation.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles in the United States of America and to general practices within the thrift industry. Such policies have been followed on a consistent basis. The significant accounting policies of the Company are summarized below.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and income and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Connecticut.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiary, Naugatuck Valley Mortgage Servicing Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment securities

Investments are accounted for in accordance with the intent of management at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity. These securities are carried at historical cost adjusted for the amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income.

Securities to be held for indefinite periods of time are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported as a separate component of capital net of estimated income taxes. Effective January 1, 2008, estimated fair value is determined by applying the valuation framework specified in Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank's market assumptions. See Note 16.

The Company has no securities held for trading.

Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method. Unrealized losses on securities are charged to noninterest income when the decline in fair value of a security is judged to be other-than-temporary. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans receivable and allowance for loan losses

Loans receivable are stated at unpaid principal balance less undistributed construction loans, deferred loan fees, and allowances for loan losses.

Uncollected interest on loans receivable is accrued as earned based on rates applied to principal amounts outstanding. Recognition of income on the accrual basis is discontinued when there is sufficient question as to the collectibility of the interest. In these cases, the interest previously accrued to income is reversed, and the loans are placed on the cash basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies – (Continued)

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.

The allowance for loan losses is established by a provision charged to earnings and is maintained at a level considered adequate to provide for potential loan losses based on management's evaluation of known and inherent risks in the loan portfolio. When a loan or portion of a loan is considered uncollectible, it is charged against the allowance for loan losses. Recoveries of loans previously charged-off are credited to the allowance when collected.

Management makes regular evaluations of the loan portfolio to determine the adequacy of the level of the allowance for loan losses. Numerous factors are considered in the evaluation, including a review of certain borrowers' current financial status and credit standing, available collateral, loss experience in relation to outstanding loans, the overall loan portfolio quality, management's judgment regarding prevailing and anticipated economic conditions, and other relevant factors.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Loan sales and mortgage-servicing rights

Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices). There were no loans held for sale at December 31, 2008 and 2007. Gains or losses on the sale of loans are determined using the specific identification method.

The Bank sells residential mortgage loans with servicing rights retained. At the time of the sale, the Bank determines the value of the retained servicing rights, which represents the present value of the differential between the contractual servicing fee and adequate compensation, defined as the fee a sub-servicer would require to assume the role of servicer, after considering the estimated effects of prepayments. If material, a portion of the gain on the sale of the loan is recognized as due to the value of the servicing rights, and a servicing asset is recorded. The Bank has had no loan sales which have resulted in the recording of a servicing asset, due to the immaterial differential between the contractual servicing fee (25 basis points) and adequate compensation, as described above.

Foreclosed real estate

Real estate properties acquired through loan foreclosure and other partial or total satisfaction of problem loans are carried at the lower of fair value or the related loan balance at the date of foreclosure.

Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property subsequently exceeds its fair value less estimated disposal costs. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs in the carrying value and expenses incurred to maintain the properties are charged to expense.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method at rates based on estimated useful lives.

Expenditures for replacements or major improvements are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of premises and equipment, the cost and accumulated depreciation are removed from their respective accounts and any gain or loss is included in income.

Bank owned life insurance

The cash surrender value of bank owned life insurance relates to policies on employees of the Bank for which the Bank is the beneficiary. Increases in cash surrender value are included in noninterest income in the consolidated income statements.

Income from investment advisory services, net

In conjunction with a third party, an employee of the Bank is licensed to sell non-deposit investment products, including mutual funds, annuities and other insurance products. The Bank records, as noninterest income, revenues earned from product sales in accordance with the terms of revenue sharing agreements with the third party, net of certain marketing and other expenses shared with the third party. The Bank currently employs the individual authorized to sell these products and pays most of the direct costs related to the sales activities. These costs are charged to expense as incurred, and are classified primarily in compensation and benefits expense.

Income taxes

The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences. It is the Company's policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the consolidated statements of income.

Earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company has determined that adoption of SFAS 157 did not have a material impact on its consolidated financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty* in Income Taxes ("FIN 48"). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. On January 1, 2007, the Company adopted FIN 48. The Company has determined that adoption of FIN 48 did not have any impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Liabilities*. This Statement permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This pronouncement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company has determined that adoption of SFAS 159 did not have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS 141R, *Business Combinations.* SFAS 141R's objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. The Company does not expect the implementation of SFAS 141R to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, *Non-controlling Interests in Consolidated Financial Statements*. SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

In October 2008, the FASB issued FASB Staff Position No. 157-3 (FSP 157-3), *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining fair value of financial assets when the market for that financial asset is not active. FSP 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with FAS 157. FSP 157-3 was effective upon issuance and included prior periods for which financial statements had not been issued. The application of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

Reclassification

The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment Securities

A summary of investment securities at December 31, 2008 and 2007 follows:

	2008		2007	
(In thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Available-for-sale securities	**$63,844**	**$63,844**	$65,264	$65,264
Held-to-maturity securities	**—**	**—**	1,190	1,188
Total investment securities	**$63,844**	**$63,844**	$66,454	$66,452

At December 31, 2008, the composition of the investment portfolio was:

	Amortized Cost Basis	Gross Unrealized		Fair Value
(In thousands)		*Gains*	*Losses*	
Available-for-sale securities:				
U.S. government and agency obligations				
From one through five years	$ 1,037	$ 42	$ —	$ 1,079
From five through ten years	500	25	—	525
	1,537	67	—	1,604
Municipal obligations				
From five through ten years	2,904	64	—	2,968
After ten years	5,984	49	(8)	6,025
	8,888	113	(8)	8,993
Corporate bonds				
From five through ten years	1,000	—	(710)	290
Mortgage-backed securities	42,297	804	(71)	43,030
Collateralized mortgage obligations	3,339	—	(156)	3,183
Total debt securities	57,061	984	(945)	57,100
Money market preferred stocks	9,273	—	(2,529)	6,744
Total available-for-sale securities	$66,334	$984	$(3,474)	$63,844

At December 31, 2007, the composition of the investment portfolio was:

(In thousands)	Amortized Cost Basis	Gross Unrealized *Gains*	Gross Unrealized *Losses*	Fair Value
Available-for-sale securities:				
U.S. government and agency obligations				
Less than one year	$ 1,749	$ 1	$ (5)	$ 1,745
From five through ten years	1,000	—	(1)	999
	2,749	1	(6)	2,744
Municipal obligations				
From five through ten years	1,533	22	—	1,555
After ten years	12,559	60	(99)	12,520
	14,092	82	(99)	14,075
Corporate bonds				
From five through ten years	1,000	—	(10)	990
Mortgage-backed securities	31,352	67	(158)	31,261
Collateralized mortgage obligations	3,547	—	(53)	3,494
Total debt securities	52,740	150	(326)	52,564
Money market preferred stocks	12,700	—	—	12,700
Total available-for-sale securities	$65,440	$150	$(326)	$65,264
Held-to-maturity securities:				
U.S. government and agency obligations				
Less than one year	$ 1,000	$ —	$ (2)	$ 998
Interest bearing balances				
Less than one year	190	—	—	190
Total held-to-maturity securities	$ 1,190	$ —	$ (2)	$ 1,188

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment Securities – (Continued)

For the year ended December 31, 2008, the Company realized gross gains of $129,450 and gross losses of $100,622 compared with gross gains of $68,686 and gross losses of $3,477 for the year ended December 31, 2007, and gross gains of $20,224 and gross losses of $14,436 for the year ended December 31, 2006 on sales of investment securities. In addition, for the year ended December 31, 2008, the Company realized an other-than-temporary impairment loss on auction rate pass through certificates, with Fannie Mae preferred stock as underlying collateral, in the amount of $3.4 million.

The Company has identified other investment securities in which the fair value of the security is less than the cost of the security. This can be from an increase in interest rates since the time of purchase or from deterioration in credit quality of the issuer. All investment securities which have unrealized losses have undergone an internal impairment review.

Management's review for impairment generally entails identification and analysis of individual investments that have fair values less than amortized cost, including consideration of the length of time the investment has been in an unrealized loss position and the expected recovery period; discussion of evidential matter, including an evaluation of factors or triggers that could cause individual investments to qualify as having other-than-temporary impairment and those that would not support other-than-temporary impairment; and documentation of the results of these analyses. As a result of the reviews, management has determined that there has been no deterioration in credit quality subsequent to purchase, and believes that these unrealized losses are temporary and are the result of changes in market interest rates and market conditions over the past several years.

At December 31, 2008, these securities had an aggregate fair value of $16,705,000 which resulted in unrealized losses of $3,474,000 as compared with an aggregate fair value of $29,267,000 and unrealized losses of $328,000 at December 31, 2007.

The following is a summary of the fair values and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008 and 2007.

Securities in Continuous Unrealized Loss Position Less Than 12 Months

2008 (Dollars in thousands)	*Number of Securities*	*Market Value*	*Unrealized Loss*
Municipal obligations	5	$ 2,173	$ (8)
Mortgage-backed securities	5	2,761	(18)
Collateralized mortgage obligations	2	792	(114)
Corporate bonds	1	290	(710)
Money market preferred stocks	9	6,744	(2,529)
Total securities in unrealized loss position	22	$12,760	$(3,379)

Securities in Continuous Unrealized Loss Position 12 or More Consecutive Months

(Dollars in thousands)	*Number of Securities*	*Market Value*	*Unrealized Loss*
Mortgage-backed securities	3	$ 1,554	$ (53)
Collateralized mortgage obligations	3	2,391	(42)
Total securities in unrealized loss position	6	$ 3,945	$ (95)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities in Continuous Unrealized Loss Position Less Than 12 Months

2007 (Dollars in thousands)	*Number of Securities*	*Market Value*	*Unrealized Loss*
U.S. government and agency obligations	4	$ 3,491	$ (7)
Mortgage-backed securities	11	6,457	(52)
Collateralized mortgage obligations	1	737	(1)
Corporate bonds	1	990	(10)
Total securities in unrealized loss position	17	$11,675	$ (70)

Securities in Continuous Unrealized Loss Position 12 or More Consecutive Months

(Dollars in thousands)	*Number of Securities*	*Market Value*	*Unrealized Loss*
U.S. government and agency obligations	2	$ 1,070	$ (47)
Mortgage-backed securities	22	16,522	(211)
Total securities in unrealized loss position	24	$17,592	$(258)

At December 31, 2008 and 2007, securities with amortized cost of $2,948,532 and $2,250,000, and fair values of approximately $3,098,955 and $2,264,181, respectively, were pledged as collateral to secure municipal deposits.

4. Loans Receivable

A summary of loans receivable at December 31, 2008 and 2007 is as follows:

	2008	2007
(Dollars in thousands)		
Residential real estate loans		
Fixed rate mortgage loans	**$189,479**	$165,764
Adjustable rate mortgage loans	**22,442**	24,834
Construction loans	**6,566**	7,046
Commercial mortgages and loans	**176,905**	123,925
Loans on savings accounts	**1,093**	1,272
Personal, auto and property improvement loans	**40,188**	41,146
	436,673	363,987
Less: Allowance for loan losses	**2,869**	2,163
Undisbursed construction loans	**1,299**	1,532
Deferred loan origination fees	**529**	461
Loans receivable, net	**$431,976**	$359,831
Weighted average yield	**5.85%**	6.42%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans Receivable – (Continued)

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut. The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2008 and 2007, the composition of the Bank's investment in fixed rate loans was as follows:

Fixed Rate		
Term to Maturity (In thousands)	*2008*	*2007*
Less than 1 year	**$ 1,394**	$ 1,579
1 - 3 years	**4,356**	3,780
3 - 5 years	**4,799**	3,801
5 - 10 years	**30,456**	25,852
10 - 20 years	**48,759**	50,773
Over 20 years	**142,820**	124,767
Total loans at fixed rates	**$232,584**	$210,552

Adjustable rate loans have interest rate adjustment limitations and are indexed to treasury notes or FHLBB classic advances with similar repricing durations, or prime rate. At December 31, 2008 and 2007, the Bank had the following adjustable rate loans:

Adjustable Rate		
Rate Adjustment (In thousands)	*2008*	*2007*
Less than 1 year	**$ 79,525**	$ 59,955
1 - 3 years	**33,000**	20,133
3 - 5 years	**48,883**	42,383
5 - 10 years	**40,836**	28,281
Over 10 years	**1,845**	2,683
Total loans at adjustable rates	**$204,089**	$153,435

Nonperforming loans totaled approximately $2.7 million and $970,000 at December 31, 2008 and 2007, respectively. These loans, primarily delinquent more than 90 days, were accounted for on a nonaccrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled $140,000, $45,000, and $68,000 in 2008, 2007 and 2006, respectively.

At December 31, 2008 the Bank had approximately $254,000 of loans which were considered to be impaired without an allowance allocation, compared with $107,600 of loans without an allowance allocation at December 31, 2007. These loans averaged $255,000 during 2008 and paid $11,000 in interest, as compared with an average balance of $110,000 during 2007 on which $7,000 of interest was received.

Transactions in the allowance for loan losses account for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
(In thousands)			
Balance at beginning of year	**$2,163**	$2,071	$1,878
Provision for loan losses	**675**	151	192
Loans written off	**(7)**	(61)	(2)
Recoveries of loans written off	**38**	2	3
Balance at end of year	**$2,869**	$2,163	$2,071

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008 and 2007, loans to related parties totaled approximately $3,845,000 and $4,660,000, respectively. For the year ended December 31, 2008, new loans of approximately $14,000 were granted to these parties and principal payments of approximately $267,000 were received. During 2008, loans in the amount of $562,000 were removed from loans to related parties for individuals whose related interests changed during the year. For the year ended December 31, 2007, new loans of approximately $160,000 were granted to these parties and principal payments of approximately $123,000 were received. During 2007, an additional $912,000 in existing loans were included in loans to related parties for an individual whose related interests changed during the year.

Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2008 and 2007, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies. These loans are originated by the Bank and then sold. The Bank continues to service these loans and remits the payments received to the purchasing institution. The amounts of these loans were approximately $8,693,000 and $9,705,000 at December 31, 2008 and 2007, respectively.

5. Premises and Equipment

Premises and equipment at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
(In thousands)		
Banking offices and branch buildings	**$ 8,469**	$ 8,390
Furniture and equipment	**3,553**	3,321
Land	**1,593**	1,596
Leasehold improvements	**1,326**	1,227
	14,941	14,534
Accumulated depreciation and amortization	**(4,376)**	(3,910)
Premises and equipment, net	**$10,565**	$10,624

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset. Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated. Depreciation and amortization expenses were $834,473 and $775,978 and $655,607 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Bank leases space for five of its branch offices. The leases for the branch offices have expiration dates ranging from 2011 through 2020, and are accounted for as operating leases. At December 31, 2008, future minimum rental income and lease payment expense were expected to be:

	Income	Expense
(In thousands)		
2009	$100	$ 303
2010	105	320
2011	98	281
2012	72	254
2013	67	205
Thereafter	—	1,046
Total future minimum rents	$442	$2,409

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Deposits

Deposits and weighted average rates at December 31, 2008 and 2007 are summarized as follows:

	2008		2007	
(Dollars in thousands)	*Amount*	*Weighted Average Cost*	*Amount*	*Weighted Average Cost*
Certificate accounts	**$235,764**	**3.55%**	$202,411	4.47%
Regular savings accounts	**48,427**	**0.77%**	41,480	0.58%
Checking and NOW accounts	**52,537**	**0.08%**	49,511	0.15%
Money market savings accounts	**26,298**	**1.74%**	27,996	2.64%
Total deposits	**$363,026**	**2.55%**	$321,398	3.14%

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2008 and 2007 was $80,795,000 and $67,250,000 respectively. Under the Emergency Economic Stabilization Act of 2008, deposits up to $250,000 are federally insured through December 31, 2009. In addition, federal law provides up to $250,000 in deposit insurance coverage for self-directed retirement accounts, such as Individual Retirement Accounts (IRAs).

The Bank is also participating in the FDIC's Temporary Liquidity Guaranty Program ("TLGP"). Under that program, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire balance in the account until December 31, 2009. Coverage under the TLGP is in addition to, and separate from, the coverage available under the FDIC's general deposit insurance rules.

At December 31, 2008 and 2007 the remaining maturities for certificate accounts were:

	2008	2007
(in thousands)		
Certificate accounts maturing in:		
Under 12 months	**$119,529**	$184,728
12 to 24 months	**22,665**	8,968
24 to 36 months	**62,716**	5,177
Over 36 months	**30,854**	3,538
Total certificate accounts	**$235,764**	$202,411

7. Borrowed Funds

Borrowings and advances, with calendar-year maturity dates and weighted average cost of funds at December 31, 2008 and 2007, were as follows:

	2008		2007	
(Dollars in thousands)	*Amount Due*	*Weighted Average Cost*	*Amount Due*	*Weighted Average Cost*
Short-term borrowings				
Repurchase agreements	**$ 727**	**2.90%**	$ 229	2.75%
Long-term FHLBB advances				
Year of maturity:				
2008	—	—	24,099	4.78
2009	**58,418**	**3.93**	45,981	4.67
2010	**22,742**	**3.74**	9,535	4.54
2011	**16,262**	**3.46**	3,990	4.24
2012	**10,522**	**4.12**	684	4.09
2013	**6,789**	**3.92**	579	4.13
2014 - 2018	**2,882**	**3.30**	10	3.94
2019 - 2023	**446**	**0.19**	—	—
2024 - 2028	**360**	**0.00**	—	—
Total long-term borrowings	**118,421**	**3.80**	84,878	4.66
Total borrowed funds	**$119,148**	**3.79%**	$85,107	4.65%

The Bank has an agreement with Federal Home Loan Bank of Boston (FHLBB) providing for future credit availability of up to twenty times the amount of FHLBB stock held by the Bank, not to exceed 30% of its total assets. The Bank held $6,251,700 in FHLBB stock at December 31, 2008. In addition to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLBB, none of which was outstanding at December 31, 2008, and a $3,500,000 line of credit available from another correspondent bank, of which $1,340,000 was outstanding at December 31, 2008. The Bank had no amounts outstanding under these lines of credit at December 31, 2007.

FHLBB advances are secured by a blanket lien on the Bank's assets. Included in the amounts above are two long-term amortizing advances, which mature in 2023 and 2028 with interest rates of 0.27% and 0.00%, respectively, obtained under the Affordable Housing Program offered by FHLBB. These advances were used to provide loans, at nominal cost to the borrower, for development of low-cost housing in the Bank's community.

Repurchase agreements generally have terms of one day, and are secured by government agency securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Pension and Other Post-Retirement Benefits

Pension Plan

Prior to September 1, 2005, the Bank participated in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who had been employed by the Bank for more than six months and were at least twenty-one years of age. Benefits under this plan became fully vested after five years of service. The Bank's net pension cost for the period is the amount of contributions due. Total pension expense was $50,000 for the year ended December 31, 2008 compared with $131,000 and $280,000 for 2007 and 2006, respectively. Current valuations of the Bank's allocation of the plan's pooled assets are not available. Effective September 1, 2005, the Plan was amended and as a result, is considered frozen, with no new participants being accepted. No future compensation will be considered for benefit accruals, and there will be no future credited service, service accruals, or additional accrued benefits.

Defined Contribution Plan

The Bank has a defined contribution 401(k) plan for eligible employees. The Bank provides 75% matching of employee contributions, with a maximum contribution on up to 6% of the employee's salary. The Bank's contribution vests over a 6 year graded vesting schedule. The Bank's contribution to the plan was $191,000, $168,000 and $136,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Directors Retirement Plan

Through December 27, 2006, the Bank sponsored a retirement and benefits plan for non-employee directors. All benefits earned were fully accrued based on a fixed amount at December 31, 2006, and were paid to the participating individuals in January, 2007.

Effective December 27, 2006, for fees and compensation earned beginning January 1, 2007, the Bank sponsors a deferred compensation plan under which non-employee directors may elect to defer up to 100% of their compensation in the form of either cash or stock-appreciation rights ("SARs"). If a deferral is made in SARs, then at the time of distribution an individual will receive in cash the value of an equivalent number of shares of the Company's stock that could have been purchased at the time of the deferral. The individual will also receive in cash an amount equal to any dividends which would be paid on the equivalent shares during the deferral period. Under terms of the plan, an election to defer compensation, including which form (cash or SARs), must be made prior to December 31st of the preceding year. Each year the form of previous deferrals may be converted to the other form at the option of the individual participant.

Healthcare Benefits

In addition to providing pension benefits, the Bank provides certain health care benefits to retired employees. Substantially all of the Bank's employees hired prior to February 2007 may become eligible for those benefits. The Bank's policy is to accrue the expected cost of providing those benefits during the years that the employee renders the necessary service.

Obligation and Funded Status

The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Healthcare Benefits Plan as of December 31, 2008 and 2007:

Healthcare Benefits Plan (In thousands)	*2008*	*2007*
Measurement date	**12/31/2008**	12/31/2007
Projected benefit obligation	**$(334)**	$(366)
Fair value of plan assets	**—**	—
Funded status	**$(334)**	$(366)
Accrued benefit cost recognized in the statement of financial condition	**$(334)**	$(366)

Net Periodic Benefit Cost and Contributions

The benefit costs and contributions related to the Healthcare Benefits plan for the years ended December 31, 2008 and 2007 were:

Healthcare Benefits Plan		
(In thousands)	*2008*	*2007*
Net periodic benefit cost	**$(32)**	$(5)
Employer contributions	**19**	20
Plan participants' contributions	**—**	—
Benefits paid during the year	**19**	20

Due to the unfunded status of the plan, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $20,527 for the Healthcare Benefits Plan.

Assumptions and Effects

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2008 and 2007 were as follows:

Healthcare Benefits Plan		
Weighted-average assumptions:	*2008*	*2007*
Discount rate	**6.875%**	6.375%
Rate of compensation increase	**—**	—
Medical trend rate next year	**8.00%**	10.00%
Ultimate medical trend rate	**5.00%**	5.00%
Year ultimate trend rate is achieved	**2011**	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2008, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $42,676 compared with a decrease of $36,718 if the assumed health care trend rate were to decrease by one percentage-point.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Employee Stock Ownership Plan

During 2004 the Bank implemented the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan (the "ESOP"). On September 30, 2004, the ESOP purchased 298,091 shares of the common stock of the Company. To fund the purchase, the ESOP borrowed $2,980,910 from the Company. The borrowing is at an interest rate of 4.75% and is to be repaid on a pro-rata basis in fifteen annual installments of $282,520 commencing with the quarter ended December 31, 2004 through September 30, 2019. In addition, dividends paid on the unreleased shares are used to reduce the principal balance of the loan. The collateral for the loan is the common stock of the Company purchased by the ESOP. Contributions by the Bank to the ESOP are discretionary, however, the Bank intends to make annual contributions in an aggregate amount at least equal to the principal and interest requirement on the debt.

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant's compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning per share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the years ended December 31, 2008 and 2007 was $169,056 and $226,735 respectively. At December 31, 2008 and 2007, there were 19,889 unallocated ESOP shares, and 213,624 and 233,513 unreleased ESOP shares respectively. At December 31, 2008 the unreleased shares had an aggregate fair value of $1,085,000.

10. Equity Incentive Plan

In 2005, stockholders of the Company approved the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may grant up to 372,614 stock options and 149,045 shares of restricted stock to its employees, officers and directors for an aggregate amount of up to 521,659 shares of the Company's common stock for issuance upon the grant or exercise of awards. Both incentive stock options and non-statutory stock options may be granted under the Incentive Plan. Through December 31, 2008, the following awards have been made:

	(Grant Date)				
	July 26, 2008	*December 18, 2007*	*March 20, 2007*	*March 21, 2006*	*July 26,2005*
Option awards					
Awarded	**1,000**	2,000	7,500	6,500	354,580
Exercise price	**$11.10**	$11.10	$12.49	$11.10	$11.10
Maximum term	**10**	10	10	10	10
Restricted stock awards					
Awarded	**1,000**	3,000	2,000	1,500	139,712

Stock option awards have been granted with an exercise price equal to the greater of the market price of the Company's stock at the date of grant, or $11.10, which was the market price of the Company's stock at the date stock option awards were initially granted under the Incentive Plan. Both stock options and restricted stock awards vest at 20% per year beginning on the first anniversary of the date of grant.

Stock options and restricted stock awards are considered common stock equivalents for the purpose of computing earnings per share on a diluted basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of outstanding stock options at December 31, 2008 and 2007 and changes during the year, is as follows:

	2008		2007	
	Number of Shares	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*
Options outstanding at beginning of year	**359,460**	**$11.13**	353,730	$11.10
Granted	**1,000**	**11.10**	9,500	12.20
Forfeited	**(2,830)**	**11.10**	(3,030)	11.10
Exercised	**—**	**—**	(240)	11.10
Expired	**(4,050)**	**11.10**	(500)	11.10
Options outstanding at end of year	**353,580**	**11.13**	359,460	11.13
Options exercisable at end of year	**138,270**	**11.12**	139,120	11.10
Weighted-average fair value of options granted during the year		**$ 1.51**		$ 2.26

The Company accounts for its share-based compensation in accordance with Financial Accounting Standards Board's SFAS No. 123(R), "Share Based Payment". In accordance with Statement No. 123 (R), the Company has recorded share-based compensation expense related to outstanding stock option and restricted stock awards based upon the fair value at the date of grant over the vesting period of such awards on a straight-line basis.

The fair value of each restricted stock allocation, based on the market price at the date of grant, is recorded to unearned stock awards. Compensation expenses related to unearned restricted shares are amortized to compensation, taxes and benefits expense over the vesting period of the restricted stock awards.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing method which includes several assumptions such as volatility, expected dividends, expected term and risk-free rate for each stock option award.

In determining the expected term of the option awards, the Company elected to follow the simplified method as permitted by the SEC Staff Accounting Bulletin 107, which was issued to provide guidance on the implementation of SFAS 123(R). Under this method, the Company has estimated the expected term of the options as being equal to the average of the vesting term plus the original contractual term. The Company estimated its volatility using the historical volatility of other, similar companies during a period of time equal to the expected life of the options. The risk-free rate for the periods within the contractual life of the options is based upon the U.S. Treasury yield curve in effect at the time of grant.

Assumptions used to determine the weighted-average fair value of stock options granted were as follows:

	(Grant Date)				
	July 26, 2008	*December 18, 2007*	*March 20, 2007*	*March 21, 2006*	*July 26,2005*
Dividend yield	**2.74%**	2.20%	1.60%	1.89%	1.44%
Expected volatility	**13.40%**	11.00%	10.49%	11.20%	11.47%
Risk-free rate	**3.56%**	3.63%	4.48%	4.61%	4.18%
Expected life in years	**6.5**	6.5	6.5	6.5	6.5
Weighted average fair value of options at grant date	**$1.51**	$1.18	$2.55	$2.25	$2.47

The Company recorded share-based compensation expense of $507,557, $471,243 and $435,860 for the year ended December 31, 2008, 2007 and 2006, respectively, in connection with the stock option and restricted stock awards. At December 31, 2008, the Company has approximately $370,331 of unrecorded option expense to be recognized over the remaining vesting period of the options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Income Taxes

The Bank's wholly-owned subsidiary, the Naugatuck Valley Mortgage Servicing Corporation, qualifies and operates as a Connecticut passive investment company pursuant to legislation. Because the subsidiary earns income from passive investments which is exempt from Connecticut Corporation Business Tax and its dividends to the Bank are exempt from state tax, the Bank no longer expects to incur state income tax expense.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Principal items making up the deferred income tax provision include impairment losses on investment securities for which the Company expects to realize a future benefit, a carry forward of charitable contributions, the provision for loan losses, accelerated tax depreciation and deferred mortgage fee income. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized. The Company believes that all deferred tax assets will be realized in the future and that no valuation allowance is necessary.

Income taxes receivable and payable included in the balance sheet at December 31, 2008 and 2007 were:

	2008	2007
(In thousands)		
Current tax receivable	**$ 110**	$ 174
Deferred tax receivable		
Impairment loss on investment securities	**$1,165**	$ —
Reserve for loan losses	**971**	735
Deferred income	**399**	248
Charitable contributions carryforward	**261**	277
Post-retirement benefits	**114**	125
Available-for-sale securities	**—**	60
Total deferred tax receivable	**2,910**	1,445
Deferred tax payable		
Depreciation	**$ (65)**	$ (101)
Available-for-sale securities	**(13)**	—
Other items	**—**	(13)
Total deferred tax payable	**(78)**	(114)
Net deferred tax receivable	**$2,832**	$1,331

The provision (benefit) for income taxes for the year ended December 31, 2008, 2007 and 2006 consisted of:

	2008	2007	2006
(In thousands)			
Current income tax expense	**$1,008**	$206	$279
Deferred income tax expense (benefit), due to:			
Impairment loss on investment securities	**(1,165)**	—	—
Reserve for loan losses	**(236)**	(31)	(152)
Deferred income	**(151)**	(34)	(76)
Charitable contributions	**16**	88	63
Post retirement benefits	**11**	86	2
Depreciation	**(36)**	(73)	71
Other items	**(13)**	(25)	17
Total deferred income tax expense (benefit)	**(1,574)**	11	(75)
Provision (benefit) for income taxes	**$ (566)**	$217	$204

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)			
Income tax expense (benefit) at statutory rate of 34%	**$(299)**	$557	$562
Increase (decrease) in income tax expense resulting from:			
Nondeductible compensation expense	**100**	113	104
Income exempt from income tax	**(371)**	(456)	(321)
Changes in tax bad debt base year reserves	**—**	—	(145)
Other items, net	**4**	3	4
Provision for income taxes	**$(566)**	$217	$204
Effective rate of income tax expense	**64.5%**	13.3%	12.3%

Retained earnings at December 31, 2008 includes a contingency reserve for loan losses of $1,867,000, which represents the tax reserve balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to thrift institutions. It is not anticipated that the Company will incur a federal income tax liability related to the reduction of this reserve and accordingly, deferred income taxes of $635,000 has not been recognized as of December 31, 2008.

As of December 31, 2008, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2005-2008.

12. Consolidated Statements of Comprehensive Income

The source of the Company's other comprehensive income (loss) is the unrealized gains and losses on its available for sale securities.

For the Years Ended December 31,	2008	2007	2006
(In thousands)			
Net income (loss)	**$ (312)**	$1,420	$1,448
Other comprehensive income (loss):			
Unrealized gain (loss) on securities available-for-sale	**(5,713)**	384	195
Reclassification adjustment for losses (gains)			
realized in net income (loss)	**3,398**	(65)	(6)
Other comprehensive income (loss) before tax effect	**(2,315)**	319	189
Income tax expense related to items of other comprehensive income (loss)	**73**	109	64
Other comprehensive income (loss) net of tax effect	**(2,388)**	210	125
Total comprehensive income (loss)	**$(2,700)**	$1,630	$1,573

At December 31, 2008, the Company did not recognize approximately $714,000 of income tax benefits related to its other comprehensive loss for the year due to the uncertainty regarding its ability to realize a tax benefit from the estimated unrealized losses.

13. Regulatory Capital

The Company, as a federally chartered holding company, is not subject to regulatory capital requirements. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2008, the Bank was required to maintain a minimum ratio of tangible equity capital to total tangible assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2008 the Bank meets all capital requirements to which it is subject.

At December 31, 2008 the Bank was considered "well capitalized" for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible equity capital to total tangible assets of 2.0%; a minimum ratio of Tier 1 (core) capital to adjusted total assets of 5.0%; a minimum ratio of Tier I capital to risk-weighted assets of 6.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.0%. There have been no subsequent conditions or events which management believes have changed the Bank's status.

The following is a summary of the Bank's actual capital as computed under the standards established by the OTS at December 31, 2008 and 2007, respectively.

	2008		2007	
(Dollars in thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*
Tangible Equity Ratio (to Tangible Assets)	**$40,555**	**7.58%**	$40,484	8.81%
Tier I (Core) Capital (to Adjusted Total Assets)	**40,555**	**7.58%**	40,484	8.81%
Tier I Risk-Based Capital (to Risk-Weighted Assets)	**40,555**	**10.36%**	40,484	12.22%
Total Risk-Based Capital (to Risk-Weighted Assets)	**43,423**	**11.09%**	42,647	12.88%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Regulatory Capital - (Continued)

The ability of the Company to pay dividends depends, in part, on the ability of the Bank to pay dividends to the Company. The Bank will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would be to reduce the regulatory capital of the Bank to an amount below amounts required under OTS rules and regulations.

The measurement of the Bank's capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank's capital follows:

(In thousands)	December 31, 2008	December 31, 2007
Total capital as calculated under generally accepted accounting principles (GAAP Capital)	**$38,197**	$40,560
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:		
Intangible assets	**(121)**	(155)
Accumulated other comprehensive income from available-for-sale securities	**2,479**	79
Tier I Risk-Based Capital	**40,555**	40,484
Includible portion of allowance for loan losses	**2,868**	2,163
Total Risk-Based Capital	**$43,423**	$42,647

On October 3, 2008, the Troubled Asset Relief Program ("TARP") was signed into law. TARP gave the U.S. Department of the Treasury ("Treasury Department") authority to deploy up to $700 billion into the financial system with an objective of improving liquidity in capital markets. On October 14, 2008, the Treasury Department announced the Capital Purchase Program ("CPP"), which provides for direct equity investment of perpetual preferred stock by the Treasury Department in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The CPP provides for the purchase by the Treasury Department of perpetual senior preferred stock in an aggregate amount ranging from 1% to 3% of a participant's risk-weighted assets. The senior preferred stock will pay cumulative dividends at a rate of 5% per year, until the fifth anniversary of the Treasury Department investment, and at a rate of 9% per year thereafter. The CPP also requires a participant to issue to the Treasury Department warrants to purchase common stock equal to 15% of the capital invested by the Treasury.

The terms of the CPP could reduce investment returns to the Company's shareholders by restricting increases in dividends paid on the Company's common stock without the Treasury Department's consent, diluting existing shareholders' interests and restricting capital management practices. Although the Company and the Bank meet all applicable regulatory capital requirements and Naugatuck Valley Savings remains well capitalized, the Company is evaluating whether to participate in the CPP. Participation in the program is not automatic and is subject to approval by the Treasury Department.

14. Earnings per Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed in a manner similar to basic net income per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. The Company's common stock equivalents relate solely to stock option and restricted stock awards. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. For the year ended December 31, 2008, anti-dilutive options excluded from the calculations totaled 346,080 options (with an exercise price of $11.10) and 7,500 options (with an exercise price of $12.49). The Company had no anti-dilutive common shares outstanding for the year ended December 31, 2007. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating either basic or diluted net income per common share.

For the years ended December 31,	2008	2007
Net income (loss) available to common stockholders	**$(312,000)**	$1,420,000
Weighted-average shares outstanding during the period		
Basic	**6,859,383**	7,117,614
Effect of dilutive stock options and restrictive stock awards	**—**	16,781
Diluted	**6,859,383**	7,134,395
Net income (loss) per common share:		
Basic and diluted earnings (loss) per share	**$ (0.05)**	$ 0.20

15. Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2008 and 2007:

	2008	2007
(In thousands)		
Commitments to extend credit:		
Loan commitments	**$ 5,807**	$23,994
Unused lines of credit	**20,328**	22,067
Amounts due mortgagors on construction loans	**25,855**	22,783
Amounts due on commercial loans	**15,384**	7,673
Commercial letters of credit	**5,125**	5,698

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments are principally collateralized by mortgages on real estate, generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Fair Value

The following is a summary of the carrying value and estimated fair value of the Company's significant financial instruments as of December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007	
(In thousands)	*Carrying Amount*	*Estimated Fair Value*	*Carrying Amount*	*Estimated Fair Value*
Financial Assets				
Cash and cash equivalents	**$ 8,247**	**$ 8,247**	$ 8,370	$ 8,370
Investment securities	**63,844**	**63,844**	66,454	66,452
Loans receivable, net	**431,976**	**440,405**	359,831	362,249
Accrued income receivable	**2,099**	**2,099**	2,033	2,033
Financial Liabilities				
Deposits	**$363,026**	**$358,474**	$321,398	$308,226
Borrowed funds	**119,148**	**120,811**	85,107	85,640
Mortgagors' escrow accounts	**4,562**	**4,562**	3,871	3,871

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In addition, SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active or non-active markets and model-derived valuations in which all significant inputs and value drivers are observable in active markets.

Level 3 — Valuation derived from significant unobservable inputs.

Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes. The fair values disclosed do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect the possible tax ramifications or estimated transaction costs.

The Company uses fair value measurements to record certain assets at fair value on a recurring basis. Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or market value accounting or write-downs of individual assets. In accordance with Financial Accounting Standards Board ("FASB") Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, the Company has delayed the application of SFAS 157 for nonfinancial assets, such as goodwill and real property held for sale, and non-financial liabilities until January 1, 2009.

The Company used the following methods and significant assumptions to estimate the fair value of its financial instruments which are carried at fair value on a recurring basis in the financial statements:

Available-for-sale securities:
Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. The Company's available-for-sale securities that are traded on an active exchange, such as the New York Stock Exchange, are classified as Level 1. Available-for-sale securities valued using matrix pricing are classified as Level 2. As of December 31, 2008, the Company transferred seven auction-rate preferred securities in the available-for-sale portfolio from Level 2 to Level 3. Market prices of comparable instruments have become harder to identify due to inactive markets, which has made it necessary for the Company to make adjustments to the matrix prices to compensate for the present value of expected cash flows, market liquidity, credit quality and volatility. As a result, the Company utilized Level 3 inputs of greater significance, which has required the Company to move the valuation of these securities from Level 2 to Level 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets measured at fair value under SFAS No.157 are summarized below:

	Carrying Value			
(In thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Assets measured at fair value on a recurring basis: Available-for-sale investment securities	$—	$ 57,100	$6,744	$ 63,844
Assets measured at fair value on a non-recurring basis: Collateral dependent impaired loans	$—	$261,544	$2,398	$263,942

Impaired loans are carried at fair value. Collateral dependent loans are considered Level 2, as the fair value is based on an appraisal prepared using observable inputs. Non-collateral dependent loans are measured using a discounted cash flow technique and are considered to be Level 3 estimates.

The following is a further description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments.

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition approximate these assets' fair value.

Loans receivable - For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of nonaccrual loans was estimated using the estimated fair values of the underlying collateral.

Accrued income receivable - The carrying amounts reported in the statement of financial condition approximate these assets' fair value.

Deposits liabilities - The fair values of non-interest-bearing demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

Borrowed Funds - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Mortgagors' escrow accounts – The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors' escrow accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2008, 2007 and 2006.

For the Year Ended December 31, 2008

(In thousands)	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Interest and dividend income	$7,256	$ 7,224	$6,877	$6,846
Interest expense	3,516	3,499	3,343	3,546
Net interest income	3,740	3,725	3,534	3,300
Provision for loan losses	200	200	113	162
Net interest income after provision for loan losses	3,540	3,525	3,421	3,138
Noninterest income (loss)	300	(2,636)	661	627
Noninterest expense	3,539	3,453	3,257	3,205
Income before provision for income tax (benefit)	301	(2,564)	825	560
Provision for income tax (benefit)	(1,052)	157	223	106
Net income (loss)	$1,353	$(2,721)	$ 602	$ 454

For the Year Ended December 31, 2007

(In thousands)	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Interest and dividend income	$6,632	$ 6,384	$6,030	$5,984
Interest expense	3,494	3,394	3,189	3,097
Net interest income	3,138	2,990	2,841	2,887
Provision for loan losses	100	—	—	51
Net interest income after provision for loan losses	3,038	2,990	2,841	2,836
Noninterest income	647	577	606	524
Noninterest expense	3,104	3,158	3,096	3,064
Income before provision for income tax	581	409	351	296
Provision for income tax	101	55	39	22
Net income	$ 480	$ 354	$ 312	$ 274

For the Year Ended December 31, 2006

(In thousands)	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Interest and dividend income	$5,644	$ 5,329	$4,990	$4,787
Interest expense	2,847	2,490	2,097	1,916
Net interest income	2,797	2,839	2,893	2,871
Provision for loan losses	62	—	68	62
Net interest income after provision for loan losses	2,735	2,839	2,825	2,809
Noninterest income	499	522	477	450
Noninterest expense	3,029	3,001	2,819	2,655
Income before provision for income tax (benefit)	205	360	483	604
Provision for income tax (benefit)	54	(54)	70	134
Net income	$ 151	$ 414	$ 413	$ 470

18. Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statements of Financial Condition

December 31, (In thousands)	2008	2007
ASSETS		
Cash on deposit with Naugatuck Valley Savings and Loan	**$ 1,872**	$ 3,661
Investment in subsidiary, Naugatuck Valley Savings and Loan	**38,197**	40,560
Investment securities	**2,260**	2,745
Loan to ESOP	**2,335**	2,499
Deferred income taxes	**274**	296
Other assets	**717**	703
Total assets	**$45,655**	$50,464
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	**$ 67**	$ 7
Stockholders' equity	**45,588**	50,457
Total liabilities and stockholders' equity	**$45,655**	$50,464

Statements of Income

For the Year Ended December 31, 2008, 2007 and 2006

For the Years Ended December 31, (In thousands)	2008	2007	2006
Interest income	**$ 224**	$ 351	$ 441
Other income	**1**	1	1
Total income	**225**	352	442
Other expense	**476**	313	309
Income before income tax (benefit) and equity in undistributed net income (loss) of subsidiary	**(251)**	39	133
Income tax (benefit)	**(85)**	13	47
Income before equity in undistributed net income (loss) of subsidiary	**(166)**	26	86
Equity in undistributed net income (loss) of subsidiary	**(146)**	1,394	1,362
Net income (loss)	**$(312)**	$1,420	$1,448

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Parent Company Only Financial Statements – (Continued)

Statements of Cash flows

For the Year Ended December 31, 2008, 2007 and 2006:

For the Years Ended December 31,			
(In thousands)	2008	2007	2006
Net cash provided by operating activities	**$ 240**	$ 438	$ 278
Cash flows from investing activities			
Purchase of available-for-sale securities	—	(1,500)	—
Paydowns and maturities of available-for-sale securities	**497**	4,234	3,854
Principal payments received from ESOP	**163**	156	—
Investment in subsidiary, Naugatuck Valley Savings and Loan	—	—	2,500
Net cash provided by investing activities	**660**	2,890	6,354
Cash flows from financing activities			
Payment of borrowings from subsidiary	—	—	(2,981)
Common stock repurchased	**(2,244)**	(2,430)	(1,491)
Cash dividends to common shareholders	**(614)**	(588)	(617)
Release of ESOP shares	**169**	227	—
Cost of issuance of common stock	—	—	—
Net cash used by financing activities	**(2,689)**	(2,791)	(5,089)
Increase (decrease) in cash and cash equivalents	**(1,789)**	537	1,543
Cash and cash equivalents at beginning of year	**3,661**	3,124	1,581
Cash and cash equivalents at end of year	**$1,872**	$3,661	$3,124
Supplemental Disclosures:			
Cash paid during the year for:			
Interest	**$ —**	$ —	$ —
Income taxes	—	—	—

DIRECTORS AND EXECUTIVE OFFICERS

Directors of Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

Carlos S. Batista
Vice President, Systems & Solutions – Bristol, Inc. a division of Emerson Process Management

Richard M. Famiglietti
Owner – CM Property Management

Ronald D. Lengyel
Chairman of the Board – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

James A. Mengacci
Owner – James A. Mengacci Associates LLC

Michael S. Plude, CPA
Managing Partner – Kaskie, Plude & Company, LLC

John C. Roman
President and Chief Executive Officer – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

Camilo P. Vieira
Consultant – CM Property Management
Retired – IBM Corporation

Jane H. Walsh
Retired Senior Vice President – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

Executive Officers of Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

John C. Roman
President and Chief Executive Officer

William C. Nimons
Senior Vice President

Dominic J. Alegi, Jr.
Executive Vice President

Mark S. Graveline
Senior Vice President

Lee R. Schlesinger
Senior Vice President and Chief Financial Officer

INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 13, 2009 in the Community Room at Naugatuck Valley Savings and Loan's main office at 333 Church Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq Global Market under the symbol "NVSL."

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market. At March 25, 2009, there were 796 holders of record of Naugatuck Valley Financial common stock.

The following table sets forth the high and low sales prices of the common stock, as reported on the Nasdaq National Market, and the dividend paid by Naugatuck Valley Financial during each quarter since trading commenced.

	High	Low	Dividends
2007:			
First Quarter	$12.95	$12.00	$0.05
Second Quarter	12.90	10.05	0.05
Third Quarter	11.90	9.97	0.05
Fourth Quarter	10.70	8.75	0.05
2008:			
First Quarter	$ 9.95	$ 8.51	$0.06
Second Quarter	9.69	7.75	0.06
Third Quarter	10.00	7.75	0.06
Fourth Quarter	8.25	5.08	0.06

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

Independent Registered Public Accounting

Whittlesey & Hadley, P.C.
147 Charter Oak Avenue
Hartford, Connecticut 06106

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Corporate Counsel

Kilpatrick Stockton LLP
607 14th Street, N.W.
Washington, DC 20005

OFFICE LOCATIONS

Main Office

333 Church Street
Naugatuck, Connecticut 06770

Branch Offices

1009 New Haven Road
Naugatuck, Connecticut 06770

127 South Main Street
Beacon Falls, Connecticut 06403

1699 Highland Avenue
Cheshire, Connecticut 06410

49 Pershing Drive
Derby, Connecticut 06418

249 West Street
Seymour, Connecticut 06483

504 Bridgeport Avenue
Shelton, Connecticut 06484

450 Heritage Road, Suite 3C
Southbury, CT 06488

1570 Southford Road
Southbury, Connecticut 06488

1030 Hamilton Avenue
Waterbury, Connecticut 06706

NOTES

NOTES

333 Church Street, Naugatuck, CT 06770 1-800-251-2161 www.nvsl.com